The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not sell these securities until a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                                                  Filed Pursuant to Rule 424(b)5
                                                     Registration No. 333-108765

                 SUBJECT TO COMPLETION, DATED OCTOBER 14, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED OCTOBER 2, 2003)

                                3,250,000 SHARES

                         [ONE LIBERTY PROPERTIES LOGO]

                                  ONE LIBERTY
                                PROPERTIES, INC.

                                  COMMON STOCK
     We are offering 3,250,000 shares of our common stock at a price per share
of $     . We will receive all of the net proceeds from this sale. Our common stock is listed on the American Stock Exchange under the symbol "OLP." The last
reported sales price of our common stock on October   , 2003 was $  per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADINGS "ADDITIONAL RISK FACTOR" ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS BEFORE BUYING OUR COMMON STOCK.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL(1)
                                                              ---------   ----------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to us............................   $          $

---------------

(1) Reflects the sale of up to          shares to our affiliate, Gould Investors
    L.P., at the public offering price, less the underwriting discount. If none of these shares are purchased by Gould Investors L.P. and they are instead
    sold to the public, the total public offering price will be $          and
    the total underwriting discount and commissions will be $          .

     We have granted the underwriters an option for a period of thirty days to purchase up to an additional 487,500 shares of our common stock from us at the public offering price, less the underwriting discount and commissions, solely to cover over-allotments, if any.

     We expect the common stock to be available for delivery on or about October , 2003.

FRIEDMAN BILLINGS RAMSEY
                        FERRIS, BAKER WATTS
                             INCORPORATED
                                            STIFEL, NICOLAUS & COMPANY
                                                            INCORPORATED
October   , 2003

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS


Cautionary Note Regarding Forward-Looking Statements........     i
Our Company.................................................   S-1
Recent Developments.........................................   S-3
The Offering................................................   S-4
Use of Proceeds.............................................   S-4
Market Price and Dividends on Our Common Stock..............   S-5
Capitalization..............................................   S-6
Selected Financial Data.....................................   S-7
Additional Risk Factor......................................   S-9
Our Properties..............................................  S-10
Our Management..............................................  S-16
Certain Relationships and Related Transactions..............  S-18
Description of Securities...................................  S-20
Underwriting................................................  S-24
Legal Matters...............................................  S-25
Experts.....................................................  S-25

About This Prospectus.......................................     i
Where You Can Find More Information.........................     i
Summary.....................................................     1
Recent Developments.........................................     1
Risk Factors................................................     2
Special Note Regarding Forward-Looking Statements...........    10
Use of Proceeds.............................................    10
Certain Federal Income Tax Considerations...................    10
Plan of Distribution........................................    24
Legal Matters...............................................    25
Experts.....................................................    25

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industry in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus supplement and the accompanying prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference, in their entireties. You should carefully consider the factors set forth under "Additional Risk Factor" in this prospectus supplement and "Risk Factors" in the accompanying prospectus before making an investment decision to purchase our common stock. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean One Liberty Properties, Inc. and its consolidated subsidiaries, unless otherwise specified. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting."

                                  OUR COMPANY

GENERAL

     We are a self-administered and self-managed real estate investment trust ("REIT"). We were incorporated under the laws of the State of Maryland on December 20, 1982. We acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theater and other properties, a substantial portion of which are under long-term leases. Substantially all of our leases are "net leases", under which the tenant is typically responsible for real estate taxes, insurance and ordinary maintenance and repairs. As of September 30, 2003, we owned 36 properties, participated in four joint ventures that owned a total of 12 properties and held a 50% tenancy in common interest in one property. Our properties are located in 17 states and have approximately 3.7 million square feet of rentable space (including all rentable space for properties in which we have a joint venture participation and our tenancy in common interest). Under the terms of our leases, our 2003 contractual rental income is equal to approximately $23.0 million. Our 2003 contractual rental income includes rental income that is payable to us during 2003 for properties owned as of October 3, 2003, including our share of the rental income payable to our joint ventures and payable on our tenancy in common interest, and does not include rent that we would receive if our one vacant property is rented. On September 30, 2003, the occupancy rate of our property portfolio was 99% and the weighted average remaining term of the leases in our portfolio was 10.8 years based on 2003 contractual rental income.

     We acquire our properties by balancing fundamental real estate analysis with tenant credit evaluation. The main focus of our analysis is the intrinsic value of a property, determined primarily by its location, local demographics and potential for alternative use. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. Most of our retail tenants operate on a national basis and include, among others, Kroger Co., Barnes & Noble, Inc., Walgreen Co., The Sports Authority, Inc., Gart Bros. Sporting Goods Company, Best Buy Co., Inc., OfficeMax Inc., Party City Corporation and Petco Animal Supplies, Inc. We believe that our emphasis on property value enables us to achieve attractive returns on the properties we acquire and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease.

     The properties in our portfolio typically have the following attributes:

     - Net leases. Substantially all of our leases are net leases under which the tenant is typically responsible for real estate taxes, insurance and ordinary maintenance and repairs. We believe that investments in net leased properties offer more predictable returns than investments in properties that are not net leased;

     - Long-term leases. We generally acquire properties that are subject to long-term leases; and

     - Scheduled rent increases. Our leases generally provide for scheduled rent increases or periodic contractual rent increases based on the consumer price index.

     We share facilities, personnel and other resources with several affiliated entities including, among others, Gould Investors L.P., a partnership involved in the ownership and operation of a diversified portfolio of real estate, and BRT Realty Trust, a mortgage lending REIT. It is our policy, and the policy of our affiliated entities, that any investment opportunity presented to us or to any of our affiliated entities that involves primarily the acquisition of a net leased property will first be offered to us and declined by us before any of our affiliated entities may pursue the opportunity. Jeffrey Fishman, our president and chief executive officer, and Lawrence G. Ricketts, Jr., our vice president, acquisitions, devote substantially all of their business time to our company, while our other management personnel share their services on a part-time basis with us and other affiliated entities that share our executive offices. We believe that this sharing arrangement provides us access to a group of senior executives with real estate knowledge and experience to which a company of our size would not otherwise have access. For a description of the background of our management, please see the information under the heading "Our Management."

OUR BUSINESS OBJECTIVES AND GROWTH STRATEGY

     Our business objectives are to maintain and increase the cash available for distribution to our stockholders by:

     - acquiring a diversified portfolio of net leased properties subject to long-term leases;

     - obtaining mortgage indebtedness on favorable terms and increased access to capital to finance property acquisitions; and

     - managing assets effectively through property acquisitions, lease extensions and opportunistic property sales.

     Our growth strategy includes the following elements:

     - to maintain, renew and enter into new long-term leases that contain provisions for contractual rent increases;

     - to acquire additional properties within the United States that are subject to long-term net leases and that satisfy our other investment criteria; and

     - to acquire properties in market or industry sectors that we identify, from time to time, as offering superior risk-adjusted returns.

     Our acquisition strategy is to pursue properties that are subject to long-term leases, which include periodic contractual rental income increases. We believe that long-term leases provide a predictable income stream over the term of the lease, making fluctuations in market rental rates and in real estate values less significant to achieving our overall investment objectives. Long-term leases also make it easier for us to obtain longer-term, fixed-rate mortgage financing with principal amortization, thereby moderating the interest rate risk associated with financing or refinancing our property portfolio by reducing the outstanding principal balance over time. In addition, we believe that long-term leases minimize the management time required and transaction costs incurred while we own a property. Although we regard long-term leases as a central element of our acquisition strategy, we may acquire a property that is subject to a short-term lease if we believe the property represents an excellent opportunity for recurring income and residual value.

     We generally expect that the properties we acquire will also provide internal growth derived from scheduled rent increases. Our goal is to continue, as often as possible, to acquire properties that are subject to long-term net leases that include contractual rental increases. Periodic contractual rental increases provide reliable increases in future rent payments, while rent increases based on the consumer price index provide protection against inflation.

     Generally, we acquire properties based on their intrinsic value and intend to hold these properties for an extended period of time. Our investment criteria are intended to identify properties from which increased asset value and overall return can be realized from an extended period of ownership. While our acquisition decision is typically supported by a predictable rental stream under a long-term lease that exists at the time a property is acquired, our emphasis on property value generally means that upon a lease termination or expiration, we would tend to pursue a lease renewal or a new lease in preference to disposing of a property. Although our investment criteria favor an extended period of ownership of our properties, we may dispose of a property following a lease termination or expiration or even during the term of a lease if we regard the disposition of the property as an opportunity to realize the overall value of the property sooner or to avoid future risks by achieving a determinable return from the property.

OUR INVESTMENT STRATEGY

     In evaluating potential net lease investments, we consider, among other criteria, the following:

     - an evaluation of the property and improvements, given its location and use;

     - local demographics (population and rental trends);

     - the ability of the tenant to meet operational needs and lease obligations;

     - the current and projected cash flow of the property;

     - the estimated return on equity to us;

     - the terms of tenant leases, including the relationship between current rents and market rents;

     - the projected residual value of the property;

     - potential for income and capital appreciation; and

     - occupancy of and demand for similar properties in the market area.

                              RECENT DEVELOPMENTS

     On October 3, 2003, we acquired 50% of the interest in one of our movie theater joint ventures held by Greenwood Properties Corp., an affiliate of the real estate group of Deutsche Bank AG. MTC Investors LLC, our co-venturer with Greenwood Properties, purchased the remaining 50% interest of Greenwood Properties in the joint venture. The aggregate purchase price for the interest of Greenwood Properties was approximately $13,783,000. As a result of the transaction, we and MTC Investors LLC each own a 50% interest in our two movie theater joint ventures.

     On October 1, 2003, we paid a cash dividend on our common stock of $0.33 per share.

     On September 24, 2003, we entered into a contract to purchase a single tenant office property located in Roseville, Minnesota, a suburb of Minneapolis, that has an aggregate of 359,000 square feet of rentable space and is currently rented to Unisys Corporation pursuant to a net lease expiring in 2012. We will pay approximately $25,450,000 plus closing costs for the property. The closing of the acquisition will be subject to, among other things, completion of our due diligence.

     On September 23, 2003, we acquired a retail property located in Plano, Texas, that has an aggregate of 112,398 square feet of rentable space and is currently rented to Robb & Stucky, Ltd. pursuant to a net lease expiring in 2020. The total purchase price, excluding closing costs, was $13,471,000, which was paid (i) $2,800,000 in cash and (ii) $10,671,000 by the assumption of the existing first mortgage on the property.

                                  THE OFFERING

Shares of common stock offered by us........................  3,250,000 shares(1)
Shares of common stock to be outstanding after the
  offering..................................................  9,009,000 shares(2)
American Stock Exchange symbol..............................                  OLP

---------------

(1) Includes          shares of common stock to be offered to our affiliate,
    Gould Investors L.P. Does not include 487,500 shares of common stock reserved for issuance upon exercise of the underwriters' over-allotment in full.

(2) Excludes 487,500 shares of common stock issuable by us if the underwriters exercise their over-allotment in full. Excludes 88,939 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003 at a weighted average exercise price of $11.90 per share and 333,650 shares that may be issued under our stock option plans and our incentive plan. Includes 35,695 shares of common stock issued from June 30, 2003 to October 1, 2003 under our dividend reinvestment plan and 10,575 shares of common stock issued in September 2003 upon exercise of stock options. Includes 26,350 shares awarded under restricted stock grants subject to vesting conditions.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $          million in net
proceeds from the sale of our common stock in this offering, or approximately
$          million if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We currently intend to use the net proceeds of this offering as follows:

     - approximately $30.0 million to repay outstanding indebtedness under our revolving credit facility, which matures in March 2005, has an interest rate equal to the prime rate of the lender and was used primarily for the purchase of 50% of the interest held by Greenwood Properties Corp. in one of our movie theater joint ventures, the purchase of our tenancy in common interest in a property located in Los Angeles, California and a loan to our tenancy in common co-investor; and

     - the remainder of the estimated net proceeds for working capital, general corporate purposes and property acquisitions. We may use up to $10.7 million to redeem shares of our preferred stock from the holders of such shares.

     We will retain broad discretion in the allocation and use of the remaining net proceeds of this offering. Pending such uses, we intend to invest the net proceeds from this offering in short-term income producing securities.

                 MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

     Our common stock trades on the American Stock Exchange under the symbol "OLP." The following table sets forth the high and low prices for our common stock as reported by the American Stock Exchange and the per share cash distributions paid on our common stock during the quarters presented.

                                                                            DISTRIBUTIONS
                                                           HIGH     LOW       PER SHARE
                                                          ------   ------   -------------
2001
First Quarter...........................................  $12.25   $11.00       $.30
Second Quarter..........................................  $13.98   $11.75       $.30
Third Quarter...........................................  $14.41   $13.58       $.30
Fourth Quarter..........................................  $15.00   $13.50       $.30*
2002
First Quarter...........................................  $17.00   $14.60       $.33
Second Quarter..........................................  $17.50   $14.90       $.33
Third Quarter...........................................  $15.30   $13.50       $.33
Fourth Quarter..........................................  $15.47   $14.30       $.33*
2003
First Quarter...........................................  $17.50   $15.21       $.33
Second Quarter..........................................  $18.75   $16.40       $.33
Third Quarter...........................................  $19.20   $17.50       $.33

---------------

* We paid a cash distribution of $0.30 on our common stock on January 3, 2002 and a cash distribution of $0.33 on our common stock on January 2, 2003. These distributions are reported as being paid in the fourth quarter of the prior year.

     On October   , 2003, the last reported sales price of our common stock was
$     per share.

     As of September 30, 2003, there were approximately 350 holders of record of our common stock and an estimated 1,632 beneficial owners of our common stock.

     We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner so that we continue to qualify as a REIT. In order to continue to qualify as a REIT, we are required to distribute to our stockholders at least 90% of our annual ordinary taxable income. The amount and timing of future distributions will be at the discretion of our board of directors and will depend upon our financial condition, earnings, business plan, cash flow and other factors. We intend to pay cash distributions in an amount necessary for us to continue to qualify as a REIT for federal income tax purposes.

     We have paid cash dividends on our common stock in each consecutive quarter since 1993 and we expect to continue to pay quarterly dividends in the future. There can be no assurance we will continue to pay dividends on our common stock in the future, or that our future dividend rate will equal or exceed our historical dividend rate.

                                 CAPITALIZATION

     Our actual capitalization at June 30, 2003, and our capitalization as adjusted to give effect to the issuance of 3,250,000 shares of our common stock
in this offering at a price of $     , is set forth below. The information
presented below should be read in conjunction with our balance sheet, and the accompanying note disclosures thereto, which are incorporated by reference to our Form 10-Q for the quarter ended June 30, 2003.

                                                                    JUNE 30, 2003
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Debt:
  Mortgages payable:........................................  $ 82,642      $82,642
  Line of credit(2).........................................     3,000           --
                                                              --------      -------
  Total debt................................................    85,642       82,642
                                                              --------      -------
Stockholders' equity:
  Redeemable Convertible Preferred Stock, $1 par value;
     $1.60 cumulative annual dividend; 2,300 shares
     authorized; 648 shares issued; liquidation and
     redemption values of $16.50............................    10,693       10,693
  Common Stock, $1 par value; 25,000 shares authorized;
     5,687 shares issued and outstanding (8,937 shares as
     adjusted)(3)...........................................     5,687        8,937
  Paid-in capital...........................................    66,465
  Accumulated other comprehensive income -- net unrealized
     gain on available-for-sale securities..................       411          411
  Accumulated undistributed net income......................     6,361        6,361
                                                              --------      -------
  Total stockholders' equity................................    89,617
                                                              --------      -------
  Total capitalization......................................  $175,259      $
                                                              ========      =======

---------------

(1) After deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming application of the proceeds as described under "Use of Proceeds", and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 487,500 shares of our common stock.

(2) As adjusted, the line of credit will be fully paid from the net proceeds of this offering.

(3) Excludes 487,500 shares of common stock issuable by us if the underwriters exercise their over-allotment in full. Excludes 88,939 shares of common stock issuable upon exercise of stock options outstanding as of September 30, 2003 at a weighted average exercise price of $11.90 per share and 333,650 shares that may be issued under our stock option plans and our incentive plan. Excludes 35,695 shares of common stock issued from June 30, 2003 to October 1, 2003 under our dividend reinvestment plan and 10,575 shares of common stock issued in September 2003 upon exercise of stock options. Excludes 26,350 shares awarded under restricted stock grants subject to vesting conditions.

                            SELECTED FINANCIAL DATA

     The following table sets forth the selected consolidated statement of income data, balance sheet data and other data for each of the periods indicated. The selected financial data at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements and related notes. The selected financial data at June 30, 2003 and for the six months ended June 30, 2002 and 2003 are derived from our unaudited financial statements. The following selected financial data should be read together with our consolidated financial statements and related notes thereto and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Form 10-Q for the quarter ended June 30, 2003, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                                SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                              -----------------------------------------------   -----------------
                               1998      1999      2000      2001      2002      2002      2003
                              -------   -------   -------   -------   -------   -------   -------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenues:
  Rental income.............  $ 7,087   $ 8,831   $12,333   $15,053   $14,879   $7,283    $8,990
  Interest from related
     party..................    2,660        --        --        --        --       --        --
  Interest and other
     income.................      386     1,349       336       184       826      201       236
                              -------   -------   -------   -------   -------   ------    ------
                               10,133    10,180    12,669    15,237    15,705    7,484     9,226
                              -------   -------   -------   -------   -------   ------    ------
Expenses:
  Depreciation and
     amortization...........    1,378     1,645     2,356     2,900     2,876    1,282     1,553
  Interest -- mortgages
     payable................    2,075     2,543     4,261     5,810     5,964    3,122     3,172
  Interest -- line of
     credit.................      258        --       340       250        54       50       210
  Leasehold rent............      289       289       289       289        24       24        --
  General and
     administrative.........      628       821     1,089     1,136     1,675      774     1,065
  Public offering
     expenses...............       --        --        --        --       125      125        --
  Real estate expenses......       62       129        67       181       174       64       276
  Provision for valuation
     adjustment of real
     estate.................      157        --       125        --        --       --        --
                              -------   -------   -------   -------   -------   ------    ------
                                4,847     5,427     8,527    10,566    10,892    5,441     6,276
                              -------   -------   -------   -------   -------   ------    ------
  Income before equity in
     earnings of
     unconsolidated joint
     ventures and gain
     (loss) on sale.........    5,286     4,753     4,142     4,671     4,813    2,043     2,950
  Equity in earnings of
     unconsolidated joint
     ventures...............       --        --        --        83     1,078      473     1,243
  Gain (loss) on sale.......    1,132       126     3,790       112       (11)       8        14
                              -------   -------   -------   -------   -------   ------    ------
Net income..................  $ 6,418   $ 4,879   $ 7,932   $ 4,866   $ 5,880   $2,524    $4,207
                              =======   =======   =======   =======   =======   ======    ======

                                                                                SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                              -----------------------------------------------   -----------------
                               1998      1999      2000      2001      2002      2002      2003
                              -------   -------   -------   -------   -------   -------   -------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Calculation of net income
  applicable to common
  stockholders:
Net income..................  $ 6,418   $ 4,879   $ 7,932   $ 4,866   $ 5,880   $2,524    $4,207
Less: dividends and
  accretion on preferred
  stock.....................    1,452     1,247     1,044     1,037     1,037      518       518
                              -------   -------   -------   -------   -------   ------    ------
Net income applicable to
  common stockholders.......  $ 4,966   $ 3,632   $ 6,888   $ 3,829   $ 4,843   $2,006    $3,689
                              =======   =======   =======   =======   =======   ======    ======
Weighted average number of
  common shares outstanding:
     Basic..................    2,297     2,960     2,993     3,019     4,614    3,600     5,660
     Diluted................    2,298     2,963     3,528     3,036     4,644    3,637     5,691
Net income per common share:
  Basic.....................  $  2.16   $  1.23   $  2.30   $  1.27   $  1.05   $ 0.56    $ 0.65
  Diluted...................  $  2.16   $  1.23   $  2.25   $  1.26   $  1.04   $ 0.55    $ 0.65

                                                  AT DECEMBER 31,
                                 --------------------------------------------------   AT JUNE 30,
                                  1998      1999       2000       2001       2002        2003
                                 -------   -------   --------   --------   --------   -----------
BALANCE SHEET DATA
Real estate investments, net...  $59,831   $70,770   $121,620   $118,564   $140,437    $147,180
Investment in unconsolidated
  joint ventures...............       --        --         --      6,345     23,453      16,630
Cash and cash equivalents......   19,089    11,247      2,069      2,285      2,624       4,969
Total assets...................   82,678    85,949    128,219    132,939    179,609     178,905
Mortgages payable..............   29,422    35,735     64,123     76,587     77,367      82,642
Line of credit.................       --        --     10,000         --     10,000       3,000
Total liabilities..............   30,960    36,147     74,843     78,591     90,915      89,288
Total stockholders' equity.....   38,495    49,802     53,376     54,348     88,694      89,617

                                                                              SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                     JUNE 30,
                         --------------------------------------------------   -----------------
                          1998       1999       2000      2001       2002      2002      2003
                         -------   --------   --------   -------   --------   -------   -------
OTHER DATA
Funds from operations
  applicable to common
  stockholders(1)......  $ 5,363   $  5,127   $  5,324   $ 6,303   $  7,757   $ 3,366   $ 5,599
Funds from operations
  per common share:
  Basic................  $  2.33   $   1.73   $   1.78   $  2.09   $   1.68   $  0.94   $  0.99
  Diluted..............  $  2.33   $   1.73   $   1.78   $  2.08   $   1.67   $  0.93   $  0.98
Cash flow provided by
  (used in):
  Operating
     activities........  $ 5,810   $  5,826   $  5,840   $ 6,764   $  8,344   $ 3,459   $ 3,068
  Investing
     activities........   (6,705)   (10,743)   (39,324)   (5,702)   (48,056)   (7,076)    6,378
  Financing
     activities........   18,378     (2,926)    24,306      (846)    40,051    31,223    (7,101)

---------------

(1) We consider funds from operations ("FFO") as defined by the National Association of Real Estate Investment Trusts ("NAREIT") to be an appropriate supplemental disclosure of operating performance for an equity REIT due to its widespread acceptance and use within the REIT and analyst communities. FFO is presented to assist investors with analyzing our performance. However, our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITS. FFO does not represent cash generated from operations as defined by generally accepted accounting principles ("GAAP") and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered as an alternative to net income for the purpose of evaluating our performance or to cash flows as a measure of liquidity.

    NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as "extraordinary items" under GAAP.

     The table below provides a reconciliation of net income in accordance with GAAP to FFO, as calculated under the current NAREIT definition of FFO for each of the years in the five year period ended December 31, 2002 and for the six months ended June 30, 2002 and 2003.

                                                                                SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   JUNE 30,
                              -----------------------------------------------   -----------------
                               1998      1999      2000      2001      2002      2002      2003
                              -------   -------   -------   -------   -------   -------   -------
Net income..................  $ 6,418   $ 4,879   $ 7,932   $ 4,866   $ 5,880   $2,524    $4,207
Add: depreciation of
  properties................    1,184     1,478     2,113     2,584     2,617    1,282     1,553
Add: our share of
  depreciation in
  unconsolidated joint
  ventures..................       --        --        --        16       268       78       358
Add: amortization of
  capitalized leasing
  expenses..................       --        --        --        --        --       --        13
Add: provision for valuation
  adjustment of real
  estate....................      157        --       125        --        --       --        --
Deduct: loss (gain) on sale
  of real estate............   (1,102)      (62)   (3,802)     (126)       29       --       (14)
Deduct: preferred
  distributions.............   (1,294)   (1,168)   (1,044)   (1,037)   (1,037)    (518)     (518)
                              -------   -------   -------   -------   -------   ------    ------
Funds from operations
  applicable to common
  stockholders..............  $ 5,363   $ 5,127   $ 5,324   $ 6,303   $ 7,757   $3,366    $5,599
                              =======   =======   =======   =======   =======   ======    ======

                             ADDITIONAL RISK FACTOR

     WE MAY BE UNABLE TO ACQUIRE OR MAY BE DELAYED IN ACQUIRING ADDITIONAL PROPERTIES AT FAVORABLE PRICES.

     We intend to use a portion of the proceeds from this offering to pay down our outstanding indebtedness under our revolving credit facility. We may use the new availability under such credit facility and proceeds from this offering to acquire additional properties. The enhancement of our portfolio through the acquisition of additional properties is a significant element of our growth strategy. We may be delayed in acquiring properties that will generate returns consistent with our historical returns on our other properties. Our inability to acquire, or any delays in acquiring, appropriate properties may decrease our return on equity resulting in a reduction in the amount of cash available to meet expenses and to make distributions to holders of our common stock.

                                 OUR PROPERTIES

GENERAL

     As of September 30, 2003, we owned 36 properties and participated in four joint ventures that owned a total of 12 properties and held a 50% tenancy in common interest in one property. The following table sets forth information as of September 30, 2003 concerning each property in which we currently own an equity interest and the operator of the business occupying the property (which is not necessarily the same enterprise as the actual tenant). Except as otherwise noted, we own 100% of each property:

                                                                                                 APPROXIMATE
                                                                                 PERCENTAGE OF    BUILDING
LOCATION                TYPE OF PROPERTY                OPERATOR                  REVENUE(1)     SQUARE FEET
--------                ----------------                --------                 -------------   -----------
Jupiter, FL...........  Flex              GE Medical Systems Information              9.04%         188,567
                                          Technologies Inc.
Hauppauge, NY.........  Flex              L-3 Communications Corporation              6.78%         149,870
El Paso, TX...........  Retail            Barnes & Noble, Inc.; Best Buy Co.,         6.44%         110,179
                                          Inc.; CompUSA, Inc.; Mattress Firm
Hanover, PA...........  Industrial        The ESAB Group, Inc.                        5.72%         458,560
Columbus, OH..........  Retail            Kittle's Home Furnishing Center, Inc.       3.84%          96,924
Brooklyn, NY..........  Office            The City of New York                        3.70%          66,000
Plano, TX.............  Retail            Golfsmith; Franchisee of Bassett            3.49%          51,018
                                          Furniture
Ronkonkoma, NY........  Flex              Cedar Graphics, Inc.; Gavin Mfg.            3.05%          89,500
Live Oak, TX..........  Theater           Regal Cinemas, Inc.(2)                      2.85%          81,836
Lake Charles, LA......  Retail            OfficeMax, Inc.; Party City                 2.76%          54,229
                                          Corporation; PetsMart, Inc.
Manhattan, NY.........  Residential       Sanford Realty Associates, Inc.             2.62%         125,000
Brooklyn, NY..........  Theater           Pritchard Square Cinema LLC(2)              2.48%          33,120
Henrietta, NY.........  Theater           Regal Cinemas, Inc.(2)                      2.40%          76,315
Ft. Myers, FL.........  Retail            Barnes & Noble, Inc.                        2.24%          29,993
Grand Rapids, MI......  Health & Fitness  Trinity Health Michigan                     2.19%         130,000
Morrow, GA............  Theater           American Multi-Cinema, Inc.(2)              2.16%          88,000
Norwalk, CA...........  Theater           American Multi-Cinema, Inc.(2)              2.15%          80,000
Los Angeles, CA.......  Office            Playboy Entertainment Group, Inc.(3)        2.10%         106,262
Austell, GA...........  Theater           Regal Cinemas, Inc.(2)                      1.93%          88,660
Atlanta, GA...........  Retail            The Sports Authority, Inc.                  1.92%          50,400
Greenwood Village,      Retail            Gart Bros. Sporting Goods Company           1.84%          45,000
  CO..................
Lubbock, TX...........  Theater           Cinemark USA, Inc.(2)                       1.80%          60,732
Champaign, IL.........  Retail            Barnes & Noble, Inc.                        1.75%          50,530
Chattanooga, TN.......  Retail            Rhodes, Inc.                                1.72%          72,897
Lewisville, TX........  Retail            Footstar, Inc.                              1.70%          21,043
Mesquite, TX..........  Retail            Franchisee of Bassett Furniture             1.63%          22,900
Beavercreek, OH.......  Theater           Regal Cinemas, Inc.(2)                      1.54%          75,149
Plano, TX.............  Retail            Robb & Stucky, Ltd.                         1.49%         112,389
Roanoke, VA...........  Theater           Consolidated Theaters Holdings,             1.37%          51,222
                                          G.P.(2)
Selden, NY............  Retail            Petco, Inc.                                 1.35%          14,550

                                                                                                 APPROXIMATE
                                                                                 PERCENTAGE OF    BUILDING
LOCATION                TYPE OF PROPERTY                OPERATOR                  REVENUE(1)     SQUARE FEET
--------                ----------------                --------                 -------------   -----------
Grand Rapids, MI......  Health & Fitness  Trinity Health -- Michigan                  1.23%          72,000
Tucker, GA............  Health & Fitness  LA Fitness International, LLC               1.17%          58,800
Batavia, NY...........  Retail            OfficeMax, Inc.                             1.09%          23,483
Columbus, OH..........  Industrial        Kroger Co.                                  1.06%         100,220
Houston, TX...........  Retail            Party City Corporation                      0.94%          12,000
New Hyde Park, NY.....  Industrial        Lawson Mardon USA Inc.                      0.88%          89,000
Melville, NY..........  Industrial        Airborne Express, Inc.                      0.87%          51,351
Somerville, MA........  Retail            Walgreen Co.                                0.87%          12,054
Newark, DE............  Retail            OfficeMax, Inc.                             0.80%          23,547
Cedar Rapids, IA......  Retail            Ultimate Electronics, Inc.                  0.79%          15,400
Shreveport, LA........  Retail            Footstar, Inc.(2)                           0.75%          17,108
Killeen, TX...........  Retail            Hollywood Entertainment Corp.               0.71%           8,000
Miami, FL.............  Industrial        United States Cold Storage Inc.(2)          0.67%         396,000
Houston, TX...........  Retail            Kroger Co.                                  0.65%          38,448
Rosenberg, TX.........  Retail            Hollywood Entertainment Corp.               0.56%           8,000
West Palm Beach, FL...  Industrial        BellSouth Telecommunications                0.43%          10,361
Seattle, WA...........  Retail            Payless Shoesource, Inc.                    0.24%           3,038
Monroe, NY............  Theater           Monroe Pavilion LLC(2)                      0.19%          31,400
Hamilton, NY..........  Retail            Vacant                                      0.05%          43,200
                                                                                    ------        ---------
  Total:                                                                            100.00%       3,694,255
                                                                                    ======        =========

---------------

(1) Percentage of our 2003 contractual rental income payable to us pursuant to existing leases.

(2) Owned by a joint venture in which we are a venture partner. Percentage of revenues indicated represents our share of the revenues of the venture. Approximate square footage indicated represents the total rentable square footage of the property owned by the venture.

(3) An undivided 50% interest is owned by us as tenant in common with an unrelated entity. Percentage of revenues indicated represents our share of the revenues. Approximate square footage indicated represents the total rentable square footage of the property.

     The occupancy rate for our properties, based on total rentable square footage was, as of September 30, 2003, and as of December 31, 2000, 2001 and 2002, in excess of 99%.

     Our properties are located in 17 states. The following table sets forth certain information, presented by state, related to our properties as of September 30, 2003.

                                             NUMBER OF    2003 RENTAL   APPROXIMATE BUILDING
STATE                                        PROPERTIES   REVENUES(1)       SQUARE FEET
-----                                        ----------   -----------   --------------------
New York...................................      12       $ 5,839,306          749,589(2)
Texas......................................      11         5,110,328          526,545(3)
Florida....................................       4         2,841,356          624,921(4)
Georgia....................................       4         1,647,006          285,860(5)
Ohio.......................................       3         1,477,383          272,293(6)
California.................................       2           976,294          186,262(7)
Pennsylvania...............................       1         1,311,717          458,560
Other......................................      12         3,744,297          547,025(8)
                                                 --       -----------        ---------
  Total:...................................      49       $22,947,687        3,651,055
                                                 ==       ===========        =========

---------------

(1) Reflects 2003 contractual rental income including our share of the revenues from our joint ventures and our tenancy in common interest, and does not include rent that we would receive if our one vacant property is rented.

(2) Includes the entire 140,835 rentable square footage of three properties that are owned by a joint venture.

(3) Includes the entire 142,568 rentable square footage of two properties that are owned by a joint venture.

(4) Includes the entire 396,000 rentable square footage of one property that is owned by a joint venture.

(5) Includes the entire 176,660 rentable square footage of two properties that are owned by a joint venture.

(6) Includes the entire 75,149 rentable square footage of one property that is owned by a joint venture.

(7) Includes the entire 80,000 rentable square footage of one property that is owned by a joint venture.

(8) Includes the entire 68,330 rentable square footage of two properties that are owned by a joint venture.

OUR TENANTS

     The following table shows information about the diversification of our tenants by industry sector as of September 30, 2003:

                                                                               PERCENTAGE OF
TYPE OF                                 2003 RENTAL   NUMBER OF   NUMBER OF     2003 RENTAL
PROPERTY                                REVENUES(1)    TENANTS    PROPERTIES     REVENUES
--------                                -----------   ---------   ----------   -------------
Retail................................  $ 9,094,983      29           24           39.63%
Flex..................................    4,329,852       4            3           18.87%
Industrial............................    2,208,280       6            6            9.62%
Theater...............................    4,328,827      10           10           18.86%
Health & Fitness......................    1,053,201       3            3            4.59%
Office................................    1,332,544       2            2            5.81%
Residential...........................      600,000       1            1            2.62%
                                        -----------      --           --          ------
  Total:..............................  $22,947,687      55           49          100.00%
                                        ===========      ==           ==          ======

---------------

(1) Reflects 2003 contractual rental income which includes rental income that is payable to us during 2003, including our share of the rental income payable to our joint ventures and our tenancy in common interest, and does not include rent that we would receive if our one vacant property is rented.

     Although we focus on property value in analyzing our potential property acquisitions, we also review the ability of the tenant to meet its operational needs and lease obligations. Typically our tenants are not rated or are rated below investment grade. Of our properties, 23 are net leased to various retail operators under long-term leases and, except for three of the retail properties, are net leased to single tenants. Of the three properties net leased to multiple retail operators, one is net leased to four separate tenants pursuant to separate leases, one is net leased to two separate tenants pursuant to separate leases and one is net leased to three separate tenants pursuant to separate leases. Most of our retail tenants operate on a national basis and include, among others, Kroger Co., Barnes & Noble, Inc., Walgreen Co., The Sports Authority, Inc., Gart Bros. Sporting Goods Company, Best Buy Co., Inc., OfficeMax Inc., Party City Corporation and Petco Animal Supplies, Inc. Six of our properties are industrial-type buildings, of which two are used as frozen food warehouses. Three of our properties are flex-type buildings (office, research and development and warehouse) and three are health and fitness facilities. Finally, we have two office properties, one residential property and ten movie theaters. At September 30, 2003, one of our retail properties, representing 43,200 square feet, was vacant. No assurances can be given that we will find tenants for this vacant property.

MOVIE THEATER JOINT VENTURES

     We identified the acquisition of megaplex movie theaters, and in particular stadium-style theaters, as an investment opportunity that offers us the potential for acquiring valuable assets with returns that satisfy our investment criteria. Megaplex movie theaters have multiple screens with predominantly stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with electronics and technology that are intended to enhance the audio and visual experience for the patron. We believe that well-located, megaplex stadium-style theaters and "in-town" multi-screen theaters that conform to our investment criteria will provide us with above average risk-adjusted returns on our investment. In identifying the movie theaters that present the most attractive acquisition candidates, our review of potential property purchases includes an analysis of the financial performance or projected financial performance of each specific theater considered for purchase.

     Our movie theater properties are owned by two joint ventures, in each of which we have a 50% equity interest. We are designated the "managing member" under each joint venture operating agreement. Each operating agreement provides that we receive an acquisition fee from the joint venture equal to 0.5% of the purchase price of each property acquired by the joint venture. In addition, Majestic Property Management Corp., a company owned by our chairman of the board and in which certain of our executive officers are officers, receives a management fee equal to 1% of all rents received by the joint ventures from single-tenant properties and a management fee equal to 3% of all rents received by the joint ventures from multi-tenant properties. Majestic will receive leasing and mortgage brokerage fees for any property acquired by either joint venture at a rate equal to 80% of the then market cost. Majestic will also receive a construction supervisory fee equal to 8% of the cost of any capital improvements to the property and sale commissions equal to 1% of the sales price of any properties that are sold.

     The following table provides certain information with respect to the ten movie theaters owned by our two movie theater joint ventures.

                         NO. OF                                   PURCHASE      EXPIRATION OF
LOCATION                 SCREENS            OPERATOR              PRICE(1)      INITIAL TERM    DATE OF PURCHASE
--------                 -------            --------           --------------   -------------   ----------------
Norwalk, CA............     20     American Multi-Cinema,      $ 12.5 million       2021        November 2001
                                   Inc.
Austell, GA............     22     Regal Cinemas, Inc.         $ 11.8 million       2019          April 2002
Beavercreek, OH........     20     Regal Cinemas, Inc.         $  9.7 million       2015           May 2002
Morrow, GA.............     24     American Multi-Cinema,      $ 14.1 million       2017           May 2002
                                   Inc.
Roanoke, VA............     16     Consolidated Theaters       $  9.0 million       2020         August 2002
                                   Holdings, G.P.
Brooklyn, NY(2)........      8     Pritchard Square Cinema     $  9.5 million       2022         August 2002
                                   LLC
Lubbock, TX............     17     Cinemark USA, Inc.          $  7.9 million       2018        December 2002
Live Oak, TX...........     18     Regal Cinemas, Inc.         $ 12.5 million       2019        December 2002
Henrietta, NY..........     18     Regal Cinemas, Inc.         $ 10.5 million       2022        December 2002
Monroe, NY(3)..........      5     Monroe Pavilion LLC         $  3.0 million       2023          July 2003
                           ---                                 --------------
     Total: ...........    168                                 $100.5 million
                           ===                                 ==============

---------------

(1) Purchase price represents the total purchase price for each property without giving effect to closing costs.

(2) "In-town" multi-screen theater with partial stadium-style seating.

(3) "In-town" multi-screen theater with stadium-style seating under construction. We have paid $2.0 million of the purchase price. The balance of the purchase price will be paid upon completion of renovations by the operator.

OUR LEASES

     Substantially all of our leases are net leases, under which the tenant, in addition to its rental obligation, typically is responsible for expenses attributable to the operation of the property, such as real estate taxes and assessments, water and sewer rents and other charges. The tenant is also generally responsible for maintaining the property, including non-structural repairs, and for restoration following a casualty or partial condemnation. The tenant typically indemnifies us for claims arising from the property and is responsible for maintaining insurance coverage for the property it leases. Under some net leases, we are responsible for structural repairs, including foundation and slab, roof repair or replacement and restoration following a casualty event, and at several properties we are responsible for certain expenses related to the operating and maintenance of the property. Our typical lease provides for contractual rent increases periodically throughout the term of the lease. Our leases generally provide the tenant with one or more renewal options. The following table sets forth scheduled lease expirations of all leases for our properties as of September 30, 2003 (excluding one vacant property which contains 43,200 square feet):

                                                  APPROXIMATE                               PERCENTAGE OF
                                  NUMBER OF          SQUARE            2003 RENTAL       2003 RENTAL REVENUES
YEAR OF LEASE                     EXPIRING      FEET SUBJECT TO       REVENUES UNDER         REPRESENTED
EXPIRATION(1)                      LEASES      EXPIRING LEASES(2)   EXPIRING LEASES(3)    BY EXPIRING LEASES
-------------                    -----------   ------------------   ------------------   --------------------
2003...........................      --                   --                    --                  --
2004(4)........................       2              288,787           $ 2,317,236               10.10
2005...........................       3              115,986               808,592                3.53
2006...........................       2               87,897               492,089                2.15
2007...........................       3               33,900               647,355                2.82
2008...........................       3              520,272             1,609,793                7.02
2009...........................       2              100,248               336,408                1.47
2010...........................       3              412,000               445,618                1.94
2011...........................       3              193,428             1,768,814                7.71
2012 & thereafter..............      34            1,898,537            14,510,324               63.26
                                     --            ---------           -----------              ------
Total:.........................      55            3,651,055           $22,936,229             100.00%
                                     ==            =========           ===========              ======

---------------

(1) Lease expirations assume tenants do not exercise existing renewal options.

(2) Includes all rentable square footage in properties that are owned by our joint ventures and our tenancy in common interest.

(3) Reflects all 2003 contractual rental income, other than $11,458 in rental revenue collected on a lease which, as a result of the tenant's bankruptcy, terminated in February 2003. Contractual rental income includes rental income that is payable to us during 2003, including our share of the rental income payable to our joint ventures and tenancy in common interest, and does not include rent that we would receive if our one vacant property is rented.

(4) Includes one lease that expires December 31, 2009 but is cancelable by the tenant on and after December 31, 2004 on at least one year's notice. The property subject to this lease has 188,567 rentable square feet and represents $2,074,236 of our 2003 rental revenues.

OUR ACQUISITION POLICIES

     There is no limit on the number of properties in which we may invest, the amount or percentage of our assets that may be invested in any specific property or property type, or on the concentration of investments in any geographic area in the United States. We do not intend to acquire properties located outside of the United States. Although we have not acquired undeveloped property in the past, we may purchase an undeveloped property if the purchase is in connection with the development of a facility to be net leased to a retail operation or business upon completion of development, and we may develop for net lease surplus acreage that is part of our existing properties. We may continue to form entities to acquire interests in real properties, either alone or with other investors, and we may acquire interests in joint ventures or other entities that own real property.

FINANCING, RE-RENTING AND DISPOSITION OF OUR PROPERTIES

     There is no limit on the level of debt that we may incur. We borrow funds on a secured and unsecured basis and intend to continue to do so in the future. We mortgage specific properties on a non-recourse basis (subject to standard carve-outs) to enhance the return on our investment in a specific property. We have a full recourse line of credit that provides for borrowings of up to $30 million and expires on March 21, 2005. We are engaged in discussions with our current lender and additional lenders to increase our credit line by an additional $10 million to $30 million. The proceeds of mortgage loans and amounts drawn on our credit line may be used for property acquisitions, for investments in joint ventures or other entities that own real property, to reduce bank debt and for working capital purposes.

     We typically seek to finance the property that we acquire with long-term fixed-rate mortgage financing shortly after the acquisition of such property to avoid the risk of movement of interest rates and fluctuating supply and demand in the mortgage markets. Substantially all of our mortgages provide for amortization of part of the principal balance during the term, thereby reducing the refinancing risk at maturity. Some of our properties may be financed on a cross-defaulted or cross-collateralized basis, and we may collateralize a single financing with more than one property.

     After termination or expiration of any lease relating to any of our properties (either at lease expiration or early termination), we will seek to re-rent or sell such property in a manner that will maximize the return to us, considering, among other factors, the income potential and market value of such property. We acquire properties for long-term investment for income purposes and do not typically engage in the turnover of investments. We will consider the sale of a property prior to termination or expiration of the relevant lease if a sale appears advantageous in view of our investment objectives. We may take a purchase money mortgage as partial payment in lieu of cash in connection with any sale and may consider local custom and prevailing market conditions in negotiating the terms of repayment. It is our policy to use any cash realized from the sale of properties, net of any distributions to stockholders to maintain our REIT status, to pay down amounts outstanding under our line of credit (excluding real estate mortgage loans), if any, and for the acquisition of additional properties.

OTHER TYPES OF INVESTMENTS

     From time to time we have invested, on a limited basis, in publicly traded shares of other REITs and may make such investments on a limited basis in the future. We also may invest, on a limited basis, in the shares of entities not involved in real estate investments, provided that no such investment adversely affects our ability to qualify as a REIT under the Internal Revenue Code. We do not have any plans to invest in or to originate loans to other persons whether or not secured by real property. Although we have not done so in the past, we may issue securities in exchange for properties that fit our investment criteria. We have not, in the past, invested in the securities of another entity for the purpose of exercising control, and we do not have any present plans to invest in the securities of another entity for such purpose.

COMPETITION

     We face competition for the acquisition of net leased properties from a variety of investors including domestic and foreign corporations and real estate companies, financial institutions, insurance companies, pension funds, investment funds, other REITs and individuals, some of which have significant advantages over us including a larger, more diverse group of properties and greater financial and other resources than we have. We believe that our management's experience in real estate, mortgage lending, credit underwriting and transaction structuring allows us to compete effectively for properties.

                                 OUR MANAGEMENT

     The following sets forth information with respect to our executive officers and directors:

NAME                                        AGE                POSITION WITH THE COMPANY
----                                        ---                -------------------------
Fredric H. Gould(1).......................  68    Chairman of the Board
Jeffrey Fishman...........................  44    President and Chief Executive Officer
Jeffrey A. Gould(2).......................  38    Senior Vice President and Director
Matthew J. Gould(2).......................  44    Senior Vice President and Director
Israel Rosenzweig.........................  56    Senior Vice President
Simeon Brinberg...........................  69    Senior Vice President
David W. Kalish...........................  56    Senior Vice President and Chief Financial Officer
Mark H. Lundy.............................  41    Vice President and Secretary
Seth D. Kobay.............................  48    Vice President and Treasurer
Karen Dunleavy............................  45    Vice President, Financial
Lawrence G. Ricketts, Jr..................  27    Vice President of Acquisitions
Joseph A. Amato(2)........................  68    Director
Charles Biederman(3)......................  69    Director
James J. Burns(1).........................  63    Director
Arthur Hurand(1)..........................  86    Director
Marshall Rose(3)..........................  66    Director
Patrick J. Callan, Jr.(3).................  41    Director

---------------

(1) Term as director expires at our 2006 Annual Meeting.

(2) Term as director expires at our 2004 Annual Meeting.

(3) Term as director expires at our 2005 Annual Meeting.

     Each of the executive officers listed above will hold office until the next annual meeting of our board of directors, or until their respective successors are elected and shall qualify.

     Fredric H. Gould has served as chairman of our board of directors since 1989 and served as our chief executive officer from December 1999 to December 2001. Mr. Gould has served as chairman of the board of trustees of BRT Realty Trust, a real estate investment trust, the securities of which are traded on the New York Stock Exchange, since 1984 and as chief executive officer of BRT Realty Trust from 1996 to December 31, 2001. Since 1985, Mr. Gould has been an executive officer (and is currently chairman of the board) of the managing general partner of Gould Investors L.P., a limited partnership primarily engaged in the ownership and operation of real properties, and he serves as sole member of a limited liability company that is the other general partner of Gould Investors L.P. He is president of the advisor to BRT Realty Trust and a director of East Group Properties, Inc., a REIT the securities of which are traded on the New York Stock Exchange. He is the father of Matthew J. Gould and Jeffrey A. Gould.

     Jeffrey Fishman has been our president since December 1999 and has been our chief executive officer since January 1, 2002. Mr. Fishman also served as our chief operating officer from December 1999 until December 2001. From 1996 to December 1999, Mr. Fishman was a senior managing director of Cogswell Properties, LLC, a company engaged in the ownership and management of real property. For more than five years prior to 1996, he was president of Britannia Management Services, Inc., a real estate property owner and manager.

     Jeffrey A. Gould has been our vice president since 1989 and a senior vice president and director since December 1999. Mr. Gould has been president and chief operating officer of BRT Realty Trust since March 1996 and was named chief executive officer of BRT Realty Trust on January 1, 2002. Mr. Gould has served as a trustee of BRT Realty Trust since March 1997. He has also served as a senior vice president of the managing general partner of Gould Investors L.P. since 1996. He is the son of Fredric H. Gould and the brother of Matthew J. Gould.

     Matthew J. Gould served as our president and chief executive officer from 1989 to December 1999 and became a senior vice president and member of our board of directors in December 1999. Mr. Gould has served as president of the managing general partner of Gould Investors L.P. since 1996. He has been a vice president of BRT Realty Trust since 1986 and a trustee of BRT Realty Trust since March 2001, and he also serves as a vice president of the advisor to BRT Realty Trust. He is the son of Fredric H. Gould and the brother of Jeffrey A. Gould.

     Israel Rosenzweig has been our senior vice president since June 1997 and a senior vice president of BRT Realty Trust since March 1998. From November 1994 to April 1997, he was a senior vice president and chief lending officer of Bankers Federal Savings and Loan Association. Mr. Rosenzweig has been vice president of the managing general partner of Gould Investors L.P. since May 1997. For more than five years prior to March 1995, he served as president of BRT Realty Trust.

     Simeon Brinberg has served as our senior vice president since 1989. He has been secretary of BRT Realty Trust since 1983, a senior vice president of BRT Realty Trust since 1988 and a vice president of the managing general partner of Gould Investors L.P. since 1988. Mr. Brinberg is an attorney-at-law, a member of the bar of New York and a partner in the law firm of Brinberg & Lundy. He is the father-in-law of Mark H. Lundy.

     David W. Kalish has served as our senior vice president and chief financial officer since June 1990. Mr. Kalish has also been a senior vice president, finance of BRT Realty Trust since August 1998 and vice president and chief financial officer of the managing general partner of Gould Investors L.P. since 1990. Mr. Kalish is a certified public accountant.

     Mark H. Lundy has been our secretary since June 1993 and our vice president since June 2000. He has been a vice president of BRT Realty Trust since April 1993 and a vice president of the managing general partner of Gould Investors L.P. since July 1990. He is an attorney-at-law, a member of the bars of New York and the District of Columbia and a partner in the law firm of Brinberg & Lundy. He is the son-in-law of Simeon Brinberg.

     Seth D. Kobay has been our vice president and treasurer since August 1994. Mr. Kobay has been vice president and treasurer of BRT Realty Trust since March 1994 and vice president of operations of the managing general partner of Gould Investors L.P. since 1986. Mr. Kobay is a certified public accountant.

     Karen Dunleavy has been our vice president, financial since August 1994. She has served as treasurer of the managing general partner of Gould Investors L.P. since 1986. Ms. Dunleavy is a certified public accountant.

     Lawrence G. Ricketts, Jr. has been our vice president, acquisitions since December 1999 and has been employed by us since January 1999. Mr. Ricketts began his career in May 1998 as an analyst at BRT Funding Corp., a subsidiary of BRT Realty Trust, a position he held until January 1999.

     Joseph A. Amato has been a member of our board of directors since June 1989. Mr. Amato is engaged in real estate development and has been president of Kent Companies, Inc., a company engaged in real estate development, since 1970.

     Charles Biederman has been a member of our board of directors since June 1989. Mr. Biederman is presently engaged in real estate development and has been a principal of Sunstone Hotel Investors, LLC, a company engaged in the management, ownership and development of hotel properties, since 1999. From 1994 to 1999, he served as executive vice president of Sunstone Hotel Investors, Inc., a REIT engaged in the ownership of hotel properties.

     James J. Burns has been a member of our board of directors since June 2000. Mr. Burns has been senior vice president and chief financial officer of Wellsford Real Properties, Inc., a real estate merchant banking company, since October 1999 and was a partner of Ernst & Young LLP, certified public accountants, from 1995 to September 1999. He is also a director of Cedar Shopping Centers, Inc., a real estate investment trust.

     Arthur Hurand has been a member of our board of directors since June 1989. Mr. Hurand is a private investor and has been a trustee of BRT Realty Trust since 1984.

     Marshall Rose has been a member of our board of directors since June 1989. He has been the chairman of The Georgetown Group, Inc., a company engaged in real estate consulting, since 1978 and is chairman emeritus of the New York Public Library and a director of Estee Lauder, Inc., a manufacturer of cosmetic and skin care products.

     Patrick J. Callan, Jr. has been a member of our board of directors since June 2002. Since May 1998, he has been vice president of real estate for Kimco Realty Corporation, a REIT the securities of which are traded on the New York Stock Exchange. Mr. Callan served as a director of real estate of Kimco Realty Corporation from November 1990 to May 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Certain of the members of our board of directors and certain of our officers have relationships with BRT Realty Trust and Gould Investors L.P. Gould Investors L.P. currently owns 12.5% of our outstanding common stock and 11.8% of our voting rights. We also own 30,048 common shares of BRT Realty Trust, which is less than 1% of its total voting power. The following describes certain of these relationships:

     - Fredric H. Gould, chairman of our board of directors, is chairman of the board of trustees of BRT Realty Trust and chairman of the board of directors and sole shareholder of the managing general partner of Gould Investors L.P. and sole member of a limited liability company which is the other general partner of Gould Investors L.P.

     - Matthew J. Gould, a senior vice president and a director, is a senior vice president and trustee of BRT Realty Trust and president of the managing general partner of Gould Investors L.P.

     - Jeffrey A. Gould, a senior vice president and a director, is president, chief executive officer and a trustee of BRT Realty Trust and a senior vice president of the managing general partner of Gould Investors L.P.

     - David W. Kalish, Simeon Brinberg, Mark H. Lundy and Israel Rosenzweig, each of whom is an executive officer of our company, are also executive officers of BRT Realty Trust and of the managing general partner of Gould Investors L.P. Arthur Hurand, one of our directors, is a trustee of BRT Realty Trust.

     Our company and related entities, including Gould Investors L.P. and BRT Realty Trust, occupy common office space and share the use of certain personnel. During the year ended December 31, 2002 and the six months ended June 30, 2003, we were allocated, pursuant to a shared services agreement entered into among our company, Gould Investors L.P., BRT Realty Trust and other entities, $717,000 (including $125,000 attributable to time spent on our public offering completed in May 2002) and $440,000, respectively, of common general and administrative expenses, including rent, telecommunication services, computer services, bookkeeping, secretarial and other clerical services and legal and accounting services. These amounts include an aggregate of $422,000 and $187,000, respectively, allocated to us for services (primarily legal and accounting), performed by seven executive officers who are not engaged by us on a full time basis, including $109,000 and $37,000, respectively, allocated to us for services rendered by Mark H. Lundy. In addition, during the year ended December 31, 2002 and the six months ended June 30, 2003, we paid $27,300 and $0, respectively, to the law firm of Brinberg & Lundy, a partnership in which Messrs. Brinberg and Lundy are partners, for services rendered by Mark H. Lundy in connection with our involvement in joint ventures. The allocation of common general and administrative expenses is computed on a quarterly basis and is based on the estimated time devoted by executive, administrative and clerical personnel to the affairs of each participating entity. The services of secretarial personnel generally are allocated on the same basis as that of the executive to whom each secretary is assigned.

     Majestic Property Management Corp., an entity which is 100% owned by Fredric H. Gould and for which certain of our executive officers are officers, acts as managing agent, mortgage broker, leasing and sales broker and construction supervisor for our company, related entities (including Gould Investors L.P. and BRT Realty Trust) and unrelated entities. During the year ended December 31, 2002 and the six months ended June 30, 2003, we paid to Majestic Property Management Corp. an aggregate of $64,500 and $472,500, respectively, as follows:

     - brokerage fees of $33,500 and $156,000, respectively, relating to mortgages in the principal amount of $3.35 million and $15.6 million placed on one and four of our properties, respectively;

     - leasing commissions of $16,000 and $309,000, respectively; and

     - management fees of $15,000 and $7,500, respectively relating to properties that we own.

     Fees paid to Majestic Property Management Corp. are approved each year by our board of directors, including a majority of the independent directors, and are based on the fees which would be charged by unaffiliated persons for comparable services in the geographic area in which the properties for which the fees paid are located.

     A management fee equal to 1% of the rent paid to our movie theater joint ventures by its tenants is paid to Majestic Property Management Corp. under management agreements negotiated by Majestic Property Management Corp. with our joint ventures and joint venture partners. The total management fee for the year ended December 31, 2002 and the six months ended June 30, 2003 was $48,000 and $55,000, respectively. In addition, in accordance with agreements negotiated by Majestic Property Management Corp. with our movie theater joint ventures, a brokerage fee of $144,500 and $186,000, respectively, relating to mortgages in the principal amount of $28.9 million and $23.3 million was paid to Majestic Property Management Corp. by our movie theater joint ventures.

     Fredric H. Gould received compensation during the year ended December 31, 2002 and the six months ended June 30, 2003 of $221,000 and $144,000 from Majestic Property Management Corp. Jeffrey A. Gould, Matthew J. Gould, Israel Rosenzweig, Simeon Brinberg, David W. Kalish and Mark H. Lundy, executive officers of our company, received fees from Majestic Property Management Corp. during the year ended December 31, 2002 and the six months ended June 30, 2003 of $166,000, $154,000, $166,000, $32,000, $32,000, and $58,000, respectively, and $98,000, $98,000, $98,000, $28,000, $40,000 and $57,000, respectively.

     Jeffrey Fishman, our president and chief executive officer, devotes substantially all of his time to the affairs of our company. Mr. Fishman also provides consulting services to several service oriented companies owned by Fredric H. Gould. During the year ended December 31, 2002 and the six months ended June 30, 2003, Mr. Fishman received consulting fees of $209,000 and $151,000, respectively, from these service oriented entities for services rendered, of which $51,000 and $0, respectively, was paid by Majestic Property Management Corp. The officers referred to in the immediately preceding paragraph received consulting fees from the service oriented companies owned by Fredric H. Gould. None of these entities other than Majestic Property Management Corp. provides services to us.

     During December 1999 and January and February of 2000, we made three loans aggregating $240,000 to Mr. Fishman. These loans were made for the express purpose of providing funds to Mr. Fishman for his purchase of shares of our common stock in the open market and were agreed to by us in connection with the negotiations pertaining to Mr. Fishman's employment by us as president. He was elected president and chief operating officer on December 6, 1999 and was designated chief executive officer effective January 1, 2002. No advances were made under the loan during 2002. The largest amount outstanding under the loan to Mr. Fishman during 2002 was $167,112. The loan was repaid in full during 2003.

     Mr. Fishman's wife owned a 5% equity interest in a limited liability company in which we owned a 95% interest. The limited liability company owns a 66,000 square foot office building located in Brooklyn, New York. Mrs. Fishman acquired her interest in this limited liability company prior to the time Mr. Fishman became our employee. On September 9, 2003, our board of directors, including all independent directors, approved our purchase of the 5% equity interest owned by Mrs. Fishman in this limited liability company. We paid Mrs. Fishman $159,200 in connection with this transaction.

                           DESCRIPTION OF SECURITIES

GENERAL

     Our charter provides that we may issue up to 27,300,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $1.00 per share, and 2,300,000 shares of preferred stock, par value $1.00 per share. As of October 1, 2003, 5,759,122 shares of common stock (including 26,350 shares awarded under restricted stock grants subject to vesting conditions) and 648,058 shares of redeemable convertible preferred stock were outstanding.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of capital stock, holders of shares of our common stock are entitled to receive distributions on such shares if, as and when authorized and declared by our board of directors out of assets legally available and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities. Holders of shares of our preferred stock are entitled to receive, when and as declared by the board of directors, cumulative cash distributions at the annual rate of $1.60 per share in preference to dividends on our common stock.

     Each outstanding share of our common stock entitles the holder to one vote and each outstanding share of our preferred stock entitles the holder to one-half vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock and our preferred stock, voting as one class, can elect all of the directors then standing for election and the holders of the remaining shares of our common stock and our preferred stock will not be able to elect any directors. Holders of shares of common stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any of our securities.

     Our board of directors may refuse to transfer or issue shares of our common stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT. In addition, any transfer of our common stock that results in our disqualification as a REIT will be considered void from the initial date of transfer.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Our charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except that an amendment to our charter changing the rights, privileges or preferences of any class or series of outstanding stock must be approved by not less than two-thirds of the outstanding shares of such class or series of stock. Also, certain charter amendments affecting our preferred stock require the approval of the holders of at least two-thirds of our preferred stock as more fully described under "-- Amendment to Our Charter" below.

PREFERRED STOCK

  DIVIDEND RIGHTS

     The holders of our preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the annual rate of $1.60 per share, payable quarterly on January 1,

April 1, July 1 and October 1. Dividends on our preferred stock are cumulative and have a preference over dividends on our common stock and any other of our junior stock that may be outstanding from time to time.

  VOTING RIGHTS

     The holders of our preferred stock are entitled to one-half vote per share on any matters to be voted upon by our stockholders, including the election of directors. The holders of our preferred stock and our common stock vote as one class. In addition, the holders of our preferred stock will have the right to elect two directors as a class in the event of a default in the payment of preferred stock dividends in an amount equivalent to eight consecutive quarter-annual payments. Without the approval of the holders of at least two-thirds of the outstanding shares of our preferred stock, additional shares of our preferred stock cannot be issued and our charter and by-laws cannot be amended or repealed to change the rights, privileges or preferences of our preferred stock, or to authorize or create any class of stock having a preference as to dividends or assets over our preferred stock. Without approval of the holders of at least a majority of the outstanding shares of our preferred stock, we cannot create an additional class of preferred stock with preferences equal to our preferred stock.

  LIQUIDATION RIGHTS

     Holders of our preferred stock have a preference of $16.50 per share plus accrued and unpaid dividends in case of either our voluntary or involuntary liquidation or dissolution. No distribution ahead of the preferred stock will be permitted on our common stock or any other junior stock that we may issue.

  REDEMPTION

     Provided that there is no arrearage in the payment of dividends on our preferred stock, the preferred stock will be redeemable upon notice, at our option, at a price of $16.50 per share. No sinking fund is required.

  CONVERSION RIGHTS

     Each share of our preferred stock is convertible at any time, at the option of the holder thereof, into 0.825 of a share of common stock upon surrender of a share of preferred stock. The conversion right is subject to adjustment in certain events, including subdivisions or combinations of our common stock, declaration of stock dividends, issuance of rights to subscribe for our stock or other securities, change of shares of our common stock into shares of any other class or classes of stock, mergers and consolidations. Upon conversion, no adjustment will be made for cumulative dividends except that any unpaid dividends will constitute our debt to the converting stockholder. No fractional shares will be issued upon conversion, but in lieu thereof, we will pay the then market value of any such fraction in cash.

  RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Our board of directors may refuse to transfer or issue shares of our preferred stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT. In addition, any transfer of preferred stock that results in our disqualification as a REIT, will be void from the initial date of transfer.

CLASSIFICATION OF OUR BOARD OF DIRECTORS, VACANCIES AND REMOVAL OF DIRECTORS

     Our charter provides that the board of directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. We currently have nine directors, with each class consisting of three directors.

     At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

     Our by-laws provide that any vacancy on our board may be filled by action of a majority of the entire board. A director elected by the board to fill a vacancy will hold office until the next annual meeting of stockholders or until his successor is elected and qualified. Our charter provides that our stockholders may only remove an incumbent director for cause upon an affirmative vote of the majority of all of the outstanding shares entitled to vote thereon.

INDEMNIFICATION

     Our charter obligates us to indemnify our directors and officers to the maximum extent permitted by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

LIMITATION OF LIABILITY

     The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter provides for elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

MARYLAND BUSINESS COMBINATION ACT

     Pursuant to article X of our charter, we have expressly elected not to be subject to, or governed by, the MGCL's requirements for "business combinations" between a Maryland corporation and "interested stockholders".

MARYLAND CONTROL SHARE ACQUISITION ACT

     Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power of at least 10% of the voting power in electing directors.

     Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

     If voting rights are not approved at a meeting of stockholders, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

     - the last control share acquisition by the acquiring person; or

     - any meeting where stockholders considered and did not approve voting rights of the control shares.

     If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that you would be able to cause us to redeem your stock for fair value. Under the MGCL, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

     The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

     Our by-laws exempt any acquisition by Gould Investors L.P. of our equity securities from the provisions of the control share acquisition statute. This section of our by-laws may not be amended or repealed without the written consent of Gould Investors L.P. or approval of the holders of at least two-thirds of the outstanding shares of our capital stock.

     The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.

AMENDMENT TO OUR CHARTER

     Our charter may be amended by the vote of a majority of the shares entitled to vote, except that no amendment changing the rights, privileges or preferences of any class or series of outstanding stock will be valid unless such amendment is authorized by not less than two-thirds of the outstanding shares of such class or series of stock. Without the approval of the holders of at least two-thirds of the outstanding shares of our preferred stock, additional shares of our preferred stock cannot be issued and our charter cannot be amended or repealed to change the rights, privileges or preferences of our preferred stock, or to authorize or create any class of stock having a preference as to dividends or assets over our preferred stock. Without approval of the holders of at least a majority of the outstanding shares of our preferred stock, we cannot create an additional class of preferred stock with preferences equal to our preferred stock.

AMENDMENT TO OUR BY-LAWS

     Our board of directors has the power to alter, modify or repeal any of our by-laws and to make new by-laws, except that our board may not alter, modify or repeal (i) any by-laws made by stockholders, (ii) section 11 of article II of our by-laws governing the Gould Investors L.P. exemption from the control share acquisition statute, (iii) section 17 of article III of our by-laws that governs our investment policies and restrictions, or (iv) section 18 of article III of our by-laws that governs management arrangements. In addition, our stockholders have the power to alter, modify or repeal any of our by-laws and to make new by-laws by majority vote; however at least two-thirds of the holders of outstanding shares of our preferred stock must vote in favor of any amendment which changes the rights, privileges or preferences of our preferred stock, and the vote of at least two-thirds of the holders of our outstanding shares of capital stock is needed to amend or repeal the Gould Investors L.P. exemption from the control share acquisition statute.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is the transfer agent and registrar for our stock.

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc., Ferris, Baker Watts, Incorporated and Stifel, Nicolaus & Company, Incorporated are acting as representatives of the underwriters of this offering. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Friedman, Billings, Ramsey & Co., Inc. .....................
Ferris, Baker Watts, Incorporated...........................
Stifel, Nicolaus & Company, Incorporated....................
  Total.....................................................

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 487,500 additional shares of common stock to cover over-allotments.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share(1)................................................       $              $
  Total(1)..................................................       $              $

---------------

(1) Reflects the sale of up to      shares to Gould Investors L.P., net of the
    underwriting discount. If none of these shares are purchased by Gould Investors L.P. and they are instead sold to the public, the total
    underwriting discount will be $       and $       , without and with the
    exercise of the over-allotment option in full.

     Each of our executive officers, directors and principal stockholders, including Gould Investors L.P., has agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned by them, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     The underwriters propose to offer our common stock directly to the public
at $       per share and to certain dealers at this price less a concession not
in excess of $       per share. The underwriters may allow and the dealers may
reallow, a concession not in excess of $       per share to certain dealers.

     We expect to incur expenses of approximately $       in connection with
this offering.

     We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 487,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount described on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

     At our request, the underwriters have reserved up to          shares of our
common stock for sale to Gould Investors L.P., one of our affiliates, at the public offering price, net of the underwriting discount. The number of shares available for sale to the general public will be reduced to the extent Gould Investors L.P. purchases such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public at the public offering price on the same basis as the other shares offered hereby.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. The underwriters may create a short position in our common stock in connection with this offering by selling more than they are committed to purchase from us, and in such case, the underwriters may reduce that short position by purchasing our shares in the open market to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 487,500 shares, by exercising the underwriters' over-allotment option referred to above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, once commenced, will not be discontinued without notice.

     The underwriters or their respective affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

                                 LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus will be passed upon by McCarter & English, LLP. In addition, the description of federal income tax consequences in "Certain Federal Income Tax Considerations" is based on the opinion of McCarter & English, LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Winston & Strawn LLP.

                                    EXPERTS

     The consolidated financial statements of One Liberty Properties, Inc. and subsidiaries (collectively, the "Company") appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                          ONE LIBERTY PROPERTIES, INC.

                                  COMMON STOCK

                                  $200,000,000

     We may sell, from time to time, shares of our common stock, par value $1.00 per share, in one or more offerings up to a total dollar amount of $200,000,000.

     When we decide to sell shares, we will provide you with the specific terms of the sales in one or more supplements to this prospectus. Before you decide to invest, you should carefully read this prospectus, any prospectus supplement and information incorporated by reference in this prospectus and in any such prospectus supplement.

     Our common stock is listed for trading on the American Stock Exchange under the trading symbol "OLP."

     These securities may be sold directly by us, through dealers or agents designated from time to time, or to or through underwriters or may be sold directly by us for consideration consisting of goods and property, including real property, or through a combination of these methods. See "Plan of Distribution" in this prospectus. We may also describe the plan of distribution for any particular offering of these securities in any applicable prospectus supplement. If any agents, underwriters or dealers are involved in the sale of any securities in respect of which this prospectus is being delivered, we will disclose their names and the nature of our arrangements with them in a prospectus supplement. The net proceeds we expect to receive from any such sale will also be included in a prospectus supplement.

     This prospectus may not be used to offer or sell any securities unless it is accompanied by a prospectus supplement.

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. YOU SHOULD READ THE ENTIRE PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October 2, 2003

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................    i
WHERE YOU CAN FIND MORE INFORMATION.........................    i
SUMMARY.....................................................    1
RECENT DEVELOPMENTS.........................................    1
RISK FACTORS................................................    2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   10
USE OF PROCEEDS.............................................   10
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................   10
PLAN OF DISTRIBUTION........................................   24
LEGAL MATTERS...............................................   25
EXPERTS.....................................................   25

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"), utilizing a "shelf" registration process, which allows us to sell common stock from time to time in one or more offerings up to an aggregate public offering price of $200,000,000.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell any securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Prospectus supplements may also add, update or change the information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or amendment. We have not authorized any other person to provide you with different information. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the cover page.

     In this prospectus, references to "Company," "we," "us," "our," "registrant" and "OLP" refer to One Liberty Properties, Inc. The phrase "this prospectus" refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires. References to "securities" refer to the common stock offered by this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus incorporates by reference important business and financial information about us that is not otherwise included in this prospectus. The following documents filed by us with the SEC, Commission File No. 001-09279, are incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 27, 2003;

          2. Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed on May 13, 2003;

          3. Quarterly Report on Form 10-Q for the three months ended June 30, 2003, filed on August 12, 2003;

          4. Current Report on Form 8-K/A filed on January 16, 2003, amending a Current Report on Form 8-K filed on December 26, 2002;

          5. Current Report on Form 8-K filed on March 25, 2003, as amended by a Current Report on Form 8-K/A filed on March 26, 2003;

          6. Current Report on Form 8-K filed on August 7, 2003, as amended by a Current Report on Form 8-K/A filed on September 11, 2003; and

          7. The "Description of Capital Stock" section of our registration statement on Form 8-A filed on September 18, 1989.

     Current Reports on Form 8-K furnished under Item 9 of Form 8-K and under
Item 12 of Form 8-K are not incorporated by reference in this prospectus.

     All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K furnished pursuant to Item 9 or Item 12 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus from the date of filing of such documents and reports. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document or report that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this prospectus.

     Requests for such documents should be addressed in writing or by telephone to:

     Mark H. Lundy
     One Liberty Properties, Inc.
     60 Cutter Mill Road
     Great Neck, New York 11021
     (516) 466-3100

     We are subject to the information reporting requirements of the Exchange Act and accordingly file annual, quarterly and special reports, proxy statements and other information with the SEC. Members of the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains materials we file electronically with the SEC.

                                    SUMMARY

     We are a self-administered and self-managed real estate investment trust. We acquire, own and manage a geographically diversified portfolio of retail, industrial, office, movie theater and other properties, a substantial portion of which are under long-term leases. Substantially all of our leases are "net leases," under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs.

     We were incorporated under the laws of the State of Maryland on December 20, 1982. Our principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021 and our telephone number is (516) 466-3100. Our website is www.onelibertyproperties.com. The information contained on our website is not part of this prospectus and you should not rely on it in deciding whether to invest in our common stock.

                              RECENT DEVELOPMENTS

     On July 15, 2003, we entered into an agreement to purchase 50% of the interest in one of our movie theater joint ventures held by Greenwood Properties Corp., an affiliate of the real estate equity group of Deutsche Bank AG. MTC Investors LLC, our co-venturer with Greenwood Properties, has agreed to purchase the remaining 50% interest of Greenwood Properties in the joint venture. The aggregate purchase price for Greenwood Properties' interest is $13,925,000. This transaction is scheduled to close on October 1, 2003. Upon completion of the transaction, we and MTC Investors LLC will each own a 50% interest in our two movie theater joint ventures.

     On July 24, 2003, we acquired a 50% tenancy in common interest in a production studio facility located in Los Angeles, California that is leased to Playboy Entertainment Group, Inc. Andrita GERP LLC, which is owned by a group of private investors, acquired the remaining 50% interest in the property. The aggregate consideration for the purchase of the property, which was paid in cash, was approximately $21,500,000. We paid cash consideration of approximately $10,750,000 for our interest. We also provided short term financing to Andrita in the amount of $7,000,000 in connection with this transaction.

     On September 9, 2003, our board of directors, including all independent directors, approved our purchase of the 5% equity interest in Elpans LLC held by the wife of Jeffrey Fishman, our president and chief executive officer. We paid Mrs. Fishman $159,200 in connection with this transaction. As a result of the purchase, we own 100% of Elpans LLC, which owns our property in Brooklyn, NY. Elpans LLC was formed, and Mrs. Fishman acquired her interest in Elpans LLC, prior to the time Mr. Fishman became our employee.

                                  RISK FACTORS

     In addition to the information contained in this prospectus, in the prospectus supplements, and in the documents incorporated by reference into this prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations.

RISKS RELATED TO OUR COMPANY

  THE FINANCIAL FAILURE OF OUR TENANTS WOULD BE LIKELY TO CAUSE SIGNIFICANT REDUCTIONS IN OUR REVENUES AND OUR EQUITY IN EARNINGS OF UNCONSOLIDATED JOINT VENTURES AND IN THE VALUE OF OUR REAL ESTATE PORTFOLIO.

     Substantially all of our revenues are derived from rental income generated by our properties, and 83.7% of our properties, based on 2003 contractual rental income, are leased to single tenants. Accordingly, the financial failure or other default of a tenant in non-payment of rent or property-related expenses or the termination of a lease could cause a significant reduction in our revenues. Additionally, approximately 51.8% and 53.2% of our total revenues for the years ended December 31, 2002 and December 31, 2001, respectively, were derived from retail tenants and approximately 39.5% of our 2003 contractual rental income will be derived from retail tenants. In addition, significant revenues will be realized in 2003 by our two movie theater joint ventures. Weakening of economic conditions in the retail or theater industries could result in the financial failure, or other default, of a significant number of our tenants. Two of our former retail tenants filed for protection under the federal bankruptcy laws. With respect to one of these properties, the former tenant ceased operating at the property in February 2003 and that property, containing approximately 43,200 square feet of space, has remained vacant since that date. With respect to the other property, the tenant entered into a sublease with an unrelated third party which has continued to occupy the property and pay its monthly rent to us. It is possible that other tenants could file for protection under federal bankruptcy laws or state insolvency proceedings or could face similar difficulties in the future. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and sustain loss of revenues and substantial costs in protecting our investment. We may also face liabilities arising from the tenant's actions or omissions that would reduce our revenues and the value of our portfolio. Also, if we are unable to re-rent any property when the existing lease terminates, for an extended period of time, we would receive no revenues from such property and could experience a decline in the value of the property.

  A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM FOUR TENANTS. THE DEFAULT, FINANCIAL DISTRESS OR FAILURE OF ANY OF THESE TENANTS COULD SIGNIFICANTLY REDUCE OUR REVENUES.

     L-3 Communications Corp. and Barnes & Noble, Inc. (a tenant at three separate properties) accounted for approximately 11.1% and 9.3%, respectively, of our total revenues for the year ended December 31, 2002 and account for 7.0% and 6.3%, respectively, of our 2003 contractual rental income. Contractual income for 2003 includes rental income that will be accrued in the year ending December 31, 2003 from all properties owned by us as of the date of this prospectus, including our pro rata share of the rental income which will be accrued by our joint ventures. GE Medical Systems Information Technologies, Inc., a tenant at one of our properties, accounts for 9.4% of our 2003 contractual rental income and Regal Cinemas, Inc., a tenant at four theaters owned by our movie theater joint ventures, accounts for 8.3% of the 2003 contractual rental income. The default, financial distress or bankruptcy of any of these tenants could cause interruptions in the receipt or the loss of a significant amount of revenues and result in the vacancy of the property occupied by the defaulting tenant, which would significantly reduce our revenues and net income until the property is re-rented, and could decrease the ultimate sale value of the property.

  THE INABILITY TO REPAY OUR INDEBTEDNESS COULD REDUCE CASH AVAILABLE FOR DISTRIBUTIONS AND CAUSE LOSSES.

     As of June 30, 2003, we had outstanding approximately $82.6 million in long-term mortgage indebtedness, all of which is non-recourse (subject to standard carve-outs). As of June 30, 2003, our ratio of debt (including the $3.0 million outstanding under our line of credit) to total assets was approximately 48%. In addition, at June 30, 2003, our movie theater joint ventures have outstanding approximately $60.0 million in long-term mortgage indebtedness secured by nine megaplex theaters. The risks associated with our debt include the risk that our cash flow will be insufficient to meet required payments of principal and interest. Further, if a property or properties are mortgaged to collateralize payment of indebtedness and we are unable to make mortgage payments on the secured indebtedness, the lender could foreclose upon the property or properties resulting in a loss of revenues to us and a decline in the value of our portfolio. Even with respect to non-recourse indebtedness, the lender may have the right to recover deficiencies from us under certain circumstances that could result in a reduction in the amount of cash available to meet expenses and to make distributions and in a deterioration of our financial condition.

  IF WE ARE UNABLE TO REFINANCE OUR BORROWINGS AT MATURITY AT FAVORABLE RATES OR OTHERWISE RAISE FUNDS, OUR NET INCOME MAY DECLINE OR WE MAY BE FORCED TO SELL PROPERTIES ON DISADVANTAGEOUS TERMS, WHICH WOULD RESULT IN THE LOSS OF REVENUES AND IN A DECLINE IN THE VALUE OF OUR PORTFOLIO.

     Only a small portion of the principal of our mortgage indebtedness will be repaid prior to maturity and we do not plan to retain sufficient cash to repay such indebtedness at maturity. Accordingly, in order to meet these obligations, we will have to use funds available under our line of credit, if any, refinance debt or seek to raise funds through the financing of unencumbered properties, sale of properties or sale of additional equity. From July 1, 2003 through December 31, 2007, we will have to refinance an aggregate of approximately $16.9 million of maturing debt, of which approximately $0 and $2.9 million will have to be refinanced during the balance of 2003 and in 2004, respectively. We can give no assurance that we will be able to refinance this debt or arrange additional debt financing on unencumbered properties on terms as favorable as the terms of existing indebtedness, or at all. If prevailing interest rates or other factors at the time of refinancing result in interest rates higher than interest rates which we are paying, our interest expense would increase, which would adversely affect our net income, financial condition and the amount of cash available to make distributions to stockholders. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, selling properties on favorable terms or selling additional equity, our cash flow will not be sufficient to repay all maturing debt when payments become due, and we may be forced to dispose of properties on disadvantageous terms, which would result in the loss of revenues and in a decline in the value of our portfolio.

  INCREASED BORROWINGS COULD RESULT IN INCREASED RISK OF DEFAULT ON OUR REPAYMENT OBLIGATIONS AND INCREASED DEBT SERVICE REQUIREMENTS.

     Our governing instruments do not contain any limitation on the amount of indebtedness we may incur. Accordingly, increased leverage could result in increased risk of default on our payment obligations related to borrowings and in an increase in debt service requirements which would reduce our net income and the amount of cash available to meet expenses and to make distributions to holders of our common stock.

  IF WE ARE UNABLE TO RE-RENT PROPERTIES UPON THE EXPIRATION OF OUR LEASES, IT COULD ADVERSELY AFFECT OUR REVENUES AND ABILITY TO MAKE DISTRIBUTIONS AND COULD REDUCE THE VALUE OF OUR PORTFOLIO.

     Substantially all of our revenues are derived from rental income paid by tenants at our properties. We cannot predict whether current tenants will renew their leases upon the expiration of their terms. In addition, we cannot predict whether current tenants will attempt to terminate their leases, or whether defaults by tenants may result in termination of their leases prior to the expiration of their current terms. If tenants terminate or fail to renew their leases, or if leases terminate due to defaults, we may not be able to locate qualified replacement tenants and, as a result, we would lose a source of revenues while remaining responsible for the payment of our mortgage obligations and the expenses related to the properties, including real estate taxes. Even if tenants decide to renew their leases or we find replacement tenants, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants or the expense of any reconfiguration of a single tenancy property for use by multiple tenants, may be less favorable than current lease terms and could reduce the amount of cash available to meet expenses and to make distributions to holders of our common stock.

  UNINSURED AND UNDERINSURED LOSSES MAY AFFECT THE REVENUES GENERATED BY, THE VALUE OF, AND THE RETURN FROM, A PROPERTY AFFECTED BY A CASUALTY OR OTHER CLAIM.

     Substantially all of our tenants obtain, for our benefit, comprehensive insurance covering our properties in amounts that are intended to be sufficient to provide for the replacement of the improvements at each property. However, the amount of insurance coverage maintained for any property may not be sufficient to pay the full replacement cost of the improvements at the property following a casualty event. In addition, the rent loss coverage under the policy may not extend for the full period of time that a tenant may be entitled to a rent abatement as a result of, or that may be required to complete restoration following, a casualty event. In addition, there are certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, that may be uninsurable or that may not be economically insurable. Changes in zoning, building codes and ordinances, environmental considerations and other factors also may make it impossible or impracticable for us to use insurance proceeds to replace damaged or destroyed improvements at a property. If restoration is not or cannot be completed to the extent, or within a period of time, specified in certain of our leases, the tenant may have the right to terminate the lease. If any of these or similar events occur, it may reduce our revenues, or the value of, or our return from, an affected property.

  OUR REVENUES AND THE VALUE OF OUR PORTFOLIO ARE AFFECTED BY A NUMBER OF FACTORS THAT AFFECT INVESTMENTS IN REAL ESTATE GENERALLY.

     We are subject to the general risks of investing in real estate. These include adverse changes in economic conditions and local conditions such as changing demographics, retailing trends and traffic patterns, declines in the rental rates we are able to obtain, changes in the supply and price of quality properties and the market supply and demand of competing properties, the impact of environmental laws, security concerns, prepayment penalties applicable under mortgage financing, changes in tax, zoning, building code, fire safety and other laws, the type of insurance coverages available in the market, and changes in the type, capacity and sophistication of building systems. Any of these conditions could have an adverse effect on our results of operations, liquidity and financial condition.

  OUR REVENUES AND THE VALUE OF OUR PORTFOLIO ARE AFFECTED BY A NUMBER OF FACTORS THAT AFFECT INVESTMENTS IN LEASED REAL ESTATE GENERALLY.

     We are subject to the general risks of investing in leased real estate. These include the non-performance of lease obligations by tenants, improvements that will be costly or difficult to remove should it become necessary to re-rent the leased space for other uses, covenants in certain retail leases that limit the types of tenants to which available space can be rented (which may limit demand or reduce the rents realized on re-renting), rights of termination of leases due to events of casualty or condemnation affecting the leased space or the property or due to interruption of the tenant's quiet enjoyment of the leased premises, and obligations of a landlord to restore the leased premises or the property following events of casualty or condemnation. Any of these conditions could have an adverse impact on our results of operations, liquidity and financial condition.

  OUR REAL ESTATE INVESTMENTS ARE RELATIVELY ILLIQUID AND THEIR VALUES MAY DECLINE.

     Real estate investments are relatively illiquid. Therefore, we will be limited in our ability to reconfigure our real estate portfolio in response to economic changes. We may encounter difficulty in disposing of properties when tenants vacate either at the expiration of the applicable lease or otherwise. If we decide to sell any of our properties, our ability to sell these properties and the prices we receive on their sale will be affected by the number of potential buyers, the number of competing properties on the market, the interest rate environment and the availability of mortgage financing, and other market conditions, as well as whether the property is leased and if it is leased, the terms of the lease. As a result, we may be unable to sell our properties for an extended period of time without incurring a loss, which would adversely affect our results of operations, liquidity and financial condition.

  THE CONCENTRATION OF OUR PROPERTIES IN CERTAIN GEOGRAPHIC AREAS MAY MAKE OUR REVENUES AND THE VALUE OF OUR PORTFOLIO VULNERABLE TO ADVERSE CHANGES IN LOCAL ECONOMIC CONDITIONS.

     We do not have specific limitations on the total percentage of our real estate properties that may be located in any one area. Consequently, properties that we own may be located in the same or a limited number of geographic regions. Approximately 60.8% of our total revenues for the year ended December 31, 2002 were, and approximately 60.6% of our 2003 contractual rental income will be, derived from properties located in New York, Texas and Florida. As a result, a decline in the economic conditions in these geographic regions, or in geographic regions where our properties may be concentrated in the future, may have an adverse effect on the rental and occupancy rates for, and the property values of, these properties, which could lead to a reduction in our revenues and in the value of these properties.

  OUR INABILITY TO CONTROL OUR VENTURES COULD RESULT IN DIVERSION OF TIME AND EFFORT BY OUR MANAGEMENT AND THE INABILITY TO ACHIEVE THE GOALS OF THE JOINT VENTURE AGREEMENTS OR THE TENANCY IN COMMON AGREEMENT.

     We presently are a venturer in four joint ventures which own 12 properties and we own 50% of another property as tenants in common with a group of investors pursuant to a tenancy in common agreement. These investments represent an equity investment of $27.4 million by us. These investments may involve risks not otherwise present in investments made solely by us, including that our co-investors may have different interests or goals than we do or that our co-investors may not be able or willing to take an action that is desired by us. Disagreements with or among our co-investors could result in substantial diversion of time and effort by our management team and the inability to successfully acquire, operate, finance, lease or sell properties as intended by our joint venture agreements or our tenancy in common agreement. In addition, since there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures or tenancies in common, we may invest a significant amount of our funds into ventures or tenancy in common positions which ultimately may not be profitable as a result of disagreements with or among our co-investors.

  OUR JOINT VENTURE AGREEMENTS AND TENANCY IN COMMON AGREEMENT CONTAIN PROVISIONS RELATED TO THE TRANSFER OF OUR INTEREST, RESOLUTION OF DISPUTES AND FUTURE CAPITAL CONTRIBUTIONS THAT COULD LIMIT OUR ABILITY TO LIQUIDATE OUR INTEREST OR ADVERSELY AFFECT THE VALUE OF OUR INVESTMENTS.

     The joint venture agreements, entered into for each of our ventures provide that we cannot finance or transfer our interest in the venture without the consent of the other venturers. If we are unable to obtain the consent of our co-venturers to a proposed financing or transfer of our interest, we may be unable to dispose of such interest on favorable terms. The tenancy in common agreement provides each party with a right of first refusal in the event the other party decides to transfer its tenancy in common interest. The right of first refusal may make it more difficult for us to sell our interest in the property. In addition, the tenancy in common agreement requires the consent of the other party to a proposed financing of the property. Our joint venture agreements and tenancy in common agreement also contain provisions governing disputes that could obligate us to acquire the interest of co-investors on unfavorable terms or without adequate time to obtain satisfactory financing or force us to sell our interest on terms that may be disadvantageous. In addition, if we fail to contribute any additional capital that we are required to contribute in the future to any of these investments, our interest may be reduced disproportionately, or a co-investor may elect to fund our portion of the capital contribution, which would result in that co-investor acquiring a preferred rate of return and a right to receive interest on the amount of such contribution. The occurrence of any of these events would adversely affect the value of our investment.

  COMPETITION IN THE REAL ESTATE BUSINESS IS INTENSE AND COULD REDUCE OUR REVENUES AND HARM OUR BUSINESS.

     We compete for real estate investments with all types of investors, including domestic and foreign corporations and real estate companies, financial institutions, insurance companies, pension funds,
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

investment funds, other REITs and individuals. Many of these competitors have significant advantages over us, including a larger, more diverse group of properties and greater financial and other resources. Our failure to compete successfully with these competitors could result in our inability to identify and acquire valuable properties and to achieve our growth objectives.

  COMPLIANCE WITH ENVIRONMENTAL REGULATIONS AND ASSOCIATED COSTS COULD ADVERSELY AFFECT OUR LIQUIDITY.

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at the property and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred in connection with contamination. The cost of investigation, remediation or removal of hazardous or toxic substances may be substantial, and the presence of such substances, or the failure to properly remediate a property, may adversely affect our ability to sell or rent the property or to borrow money using the property as collateral. In connection with our ownership, operation and management of real properties, we may be considered an owner or operator of the properties and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and liability for injuries to persons and property, not only with respect to properties we own now or may acquire, but also with respect to properties we have owned in the past.

     We cannot provide any assurance that existing environmental studies with respect to any of our properties reveal all potential environmental liabilities, that any prior owner of a property did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future, as to any one or more of our properties. If a material environmental condition does in fact exist, or exists in the future, it could have a material adverse impact upon our results of operations, liquidity and financial condition.

  OUR SENIOR MANAGEMENT AND OTHER KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN THEM.

     We depend on the services of Fredric H. Gould, chairman of our board of directors, Jeffrey Fishman, our president and chief executive officer, and other members of our senior management to carry out our business and investment strategies. Only two officers, Mr. Fishman and Lawrence G. Ricketts, Jr. our vice president, acquisitions, devote substantially all of their business time to our company. The remainder of our management personnel share their services on a part-time basis with entities affiliated with us and located in the same executive offices. In addition, Messrs. Fishman and Ricketts devote a limited amount of their business time to entities affiliated with us. As we expand, we will continue to need to attract and retain qualified senior management and other key personnel, both on a full-time, as well as on a part-time basis. The loss of the services of any of our senior management or other key personnel, or our inability to recruit and retain qualified personnel in the future, could impair our ability to carry out our business and investment strategies.

  OUR TRANSACTIONS WITH AFFILIATED ENTITIES INVOLVE CONFLICTS OF INTEREST.

     We have entered into a number of transactions with persons and entities affiliated with us and with certain of our officers and directors and we intend to enter into transactions with such persons in the future. Although our policy is to insure that we receive terms in transactions with affiliates that are at least as favorable to us as similar transactions we would enter into with unaffiliated persons, these transactions raise the potential that we may not receive terms as favorable as those that we would receive if the transactions were entered into with unaffiliated entities. In addition, although policies are in place to insure that all potential acquisitions of "net leased" properties are first offered to us, we and our affiliated entities may have opportunities, from time to time, to make investments in the same types of properties and if our officers and directors fail to provide us with the opportunity to acquire a valuable property that meets our investment criteria, we could be deprived of a valuable investment property.

  WE ARE REQUIRED BY CERTAIN OF OUR NET LEASE AGREEMENTS TO PAY PROPERTY RELATED EXPENSES THAT ARE NOT THE OBLIGATIONS OF OUR TENANTS.

     Under the terms of substantially all of our net lease agreements, in addition to satisfying their rent obligations, our tenants are responsible for the payment of real estate taxes, insurance and ordinary maintenance and repairs. However, in the case of certain leases, we may pay some expenses, such as the costs of environmental liabilities, structural repairs, insurance and certain non-structural repairs and repairs and maintenance. If our properties incur significant expenses that must be paid by us under the terms of our lease agreements, our business, financial condition and results of operations will be adversely affected and the amount of cash available to meet expenses and to make distributions to holders of our common stock may be reduced.

  COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD BE COSTLY.

     Under the Americans with Disabilities Act of 1990, all public accommodations must meet federal requirements for access and use by disabled persons. A determination that our properties do not comply with the Americans with Disabilities Act could result in liability for both governmental fines and damages. If we are required to make unanticipated major modifications to any of our properties to comply with the Americans with Disabilities Act, which are determined not to be the responsibility of our tenants, we could incur unanticipated expenses that could have an adverse impact upon our results of operations, liquidity and financial condition.

RISKS RELATED TO THE REIT INDUSTRY

  FAILURE TO QUALIFY AS A REIT WOULD RESULT IN A MATERIAL ADVERSE TAX CONSEQUENCES AND WOULD SIGNIFICANTLY REDUCE CASH AVAILABLE FOR DISTRIBUTIONS.

     We believe that we operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Qualification as a REIT involves the application of technical and complex legal provisions for which there are limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. If we fail to quality as a REIT, we will be subject to federal, state and local income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates and would not be allowed a deduction in computing our taxable income for amounts distributed to stockholders. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would reduce significantly our net income and the cash available for distributions to stockholders.

  WE ARE SUBJECT TO CERTAIN DISTRIBUTION REQUIREMENTS THAT MAY RESULT IN OUR HAVING TO BORROW FUNDS AT UNFAVORABLE RATES.

     To obtain the favorable tax treatment associated with being a REIT, we generally will be required, among other things, to distribute to our stockholders at least 90% of our taxable income (subject to certain adjustments) each year. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by us with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

     As a result of differences in timing between the receipt of income and the payment of expenses, and the inclusion of such income and the deduction of such expenses in arriving at taxable income, and the effect of nondeductible capital expenditures, the creation of reserves and the timing of required debt service (including amortization) payments, we may need to borrow funds on a short-term basis in order to make the distributions necessary to retain the tax benefits associated with qualifying as a REIT, even if we believe that then prevailing market conditions are not generally favorable for such borrowings. Such borrowings could reduce our net income and the cash available for distributions to holders of our common stock.

  COMPLIANCE WITH REIT REQUIREMENTS MAY HINDER OUR ABILITY TO MAXIMIZE PROFITS.

     In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning among other things, our sources of income, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

     In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of such issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer, other than a qualified REIT security. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. This requirement could cause us to dispose of assets for consideration of less than their true value and could lead to a material adverse impact on our results of operations and financial condition.

  WE MAY BE SUBJECT TO ADVERSE LEGISLATIVE OR REGULATORY TAX CHANGES THAT COULD REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may change. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. On May 28, 2003, the President signed the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to herein as the Jobs and Growth Tax Act. Effective for taxable years beginning after December 31, 2002, the Jobs and Growth Tax Act will generally reduce the maximum rate of tax applicable to individuals on dividend income from regular C corporations from 38.6% to 15.0%. This will reduce substantially the so-called "double taxation" (that is, taxation at both the corporate and stockholder levels) that has generally applied to corporations that are not taxed as REITs. Generally, dividends from REITs will not qualify for the dividend tax reduction because, as a result of the dividends paid deduction to which REITs are entitled, REITs generally do not pay corporate level tax on income that they distribute to stockholders. The implementation of the Jobs and Growth Tax Act could cause individual investors to view stocks of non-REIT corporations as more attractive relative to shares of REITs than was the case previously because the dividends paid by non-REIT corporations to individuals would be subject to lower tax rates. Due to the very recent enactment of this legislation, we cannot predict whether in fact this will occur or what the impact will be on the value of our common stock if it does occur.

  YOUR INVESTMENT IN OUR COMMON STOCK HAS VARIOUS U.S. FEDERAL, STATE AND LOCAL INCOME TAX RISKS THAT COULD AFFECT THE VALUE OF YOUR INVESTMENT.

     Although the provisions of the Code relevant to your investment in our common stock are generally described in "Certain Federal Income Tax Considerations," we strongly urge you to consult your own tax advisor concerning the effects of U.S. federal, state and local income tax law on an investment in our common stock, because of the complex nature of the tax rules applicable to REITs and their stockholders.

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

RISKS RELATED TO OWNERSHIP OF OUR STOCK AND THIS OFFERING

  WE MAY NEED TO SELL ADDITIONAL SHARES OF STOCK IN ORDER TO ACQUIRE MORE PROPERTIES, WHICH WILL DILUTE YOUR PERCENTAGE OWNERSHIP AND MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

     There are 5,730,680 shares of our common stock outstanding as of September 1, 2003. This prospectus relates to the sale of a substantial number of additional shares of our common stock. In order to expand our company and acquire more properties, we may need to sell additional common stock, or other securities convertible into or exchangeable for our common stock, or issue shares of our common stock in exchange for a property or properties, which would cause dilution of our existing common stockholders and could result in a decrease in the market price of our common stock.

  FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Substantially all of our outstanding shares of common stock are freely tradable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Nevertheless, sales of substantial amounts of common stock by our stockholders, including purchasers in this offering, or even the potential for such sales, may have an adverse effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

  WE CANNOT ASSURE YOU OF OUR ABILITY TO PAY DIVIDENDS IN THE FUTURE.

     We intend to pay quarterly dividends and to make distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividend payment level and our ability to pay dividends may be adversely affected by the risk factors described in this prospectus. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will be able to pay dividends in the future.

  INCREASES IN INTEREST RATES COULD LOWER THE TRADING PRICE OF OUR COMMON STOCK.

     The trading prices of equity securities issued by REITs historically have been affected by changes in broader market interest rates, with increases in interest rates resulting in decreases in trading prices. As a result, an increase in market interest rates could lower the trading price of our common stock.

  PREFERRED STOCKHOLDERS HAVE PREFERENTIAL RIGHTS IN THE EVENT OF OUR LIQUIDATION OR DISSOLUTION.

     Holders of our preferred stock have a preference of $16.50 per share (or $10.7 million in the aggregate) plus accrued and unpaid dividends in the event of our voluntary or involuntary liquidation or dissolution, including a sale of our business. In addition, holders of our preferred stock have the right, as a class, to elect two directors if we default in our payment of dividends on our preferred stock for eight consecutive quarters. Preferred stockholders may also convert each share of preferred stock which they own into 0.825 of a share of common stock. The presence of the rights and preferences of these preferred stockholders would reduce the amount of assets available for distribution to holders of our common stock on a sale of our business or upon our liquidation, and may adversely affect the holders of our common stock and the market price of our common stock.

  BECAUSE PROVISIONS CONTAINED IN MARYLAND LAW, OUR CHARTER AND OUR BY-LAWS MAY RESTRICT THE ABILITY OF A THIRD PARTY TO TAKE OVER OUR COMPANY, INVESTORS MAY BE PREVENTED FROM RECEIVING A "CONTROL PREMIUM" FOR THEIR SHARES.

     Provisions contained in our charter and by-laws, as well as Maryland corporate law, may delay, defer or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for

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

their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices. These provisions include the following:

     - Maryland control share acquisition statute. Maryland law limits the voting rights of "control shares" of a corporation in the event of a "control share acquisition," as defined in the Maryland General Corporation Law; and

     - Classified board structure. Our board of directors is divided into three classes. Directors in each class are elected to serve for a term of three years, with the terms of each class beginning in different years.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the securities that we may offer under this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include repayment of debt, capital expenditures and any other purposes that we may specify in any prospectus supplement. In addition, we will use a portion of any net proceeds to acquire real property. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds from any sale of the securities. We may invest the net proceeds temporarily until we use them for their stated purpose.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes certain U.S. federal income tax issues that you, as a prospective investor, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of prospective investors that are subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations (except to the extent discussed in "-- Taxation of Tax-Exempt Stockholders," below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "-- Taxation of Non-U.S. Stockholders," below).

     The statements in this section are based on current U.S. federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may have retroactive effect, will not cause one or more statements in this section to be inaccurate.

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

     We have not requested and do not intend to request a ruling from the Internal Revenue Service ("IRS") as to our current status as a REIT. However, we have received an opinion from McCarter & English, LLP ("McC&E") stating that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code for the taxable year ended December 31, 2002, and that our organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and on our representations concerning our organization and operations, including representations regarding the nature of our assets and the conduct and method of operation of our business, and it cannot be relied upon if any of those assumptions and representations later prove incorrect. Moreover, continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, as well as the other various qualification tests imposed under the Code, the results of which will not be reviewed by McC&E. Accordingly, no assurance can be given that the actual results of our operations will satisfy such requirements. Additional information regarding the risks associated with our failure to qualify as a REIT are set forth under the caption "Risk Factors." The opinion of McC&E will be based upon current law, which is subject to change either prospectively or retroactively. Changes in applicable law could modify the conclusions expressed in their opinion. Moreover, unlike a tax ruling (which we will not seek), an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not or could not successfully challenge our status as a REIT.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION

     We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner that will preserve that qualification. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

     Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see "-- Failure to Qualify," below.

     If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from owning stock in a "C" corporation. However, we will be subject to U.S. federal tax in the following circumstances:

     - We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned;

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

     - We may be subject to the "alternative minimum tax" on any items of tax preference that we do not distribute or allocate to stockholders;

     - We will pay income tax at the highest corporate rate on:

      - net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business; and

      - other non-qualifying income from foreclosure property.

     - We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

     - If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under "-- Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

     - If we fail to distribute during a calendar year at least the sum of:

      - 85% of our REIT ordinary income for the year;

      - 95% of our REIT capital gain net income for the year; and

      - any undistributed taxable income from earlier periods; then we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

     - We may elect to retain and pay income tax on our net long-term capital gain.

     - We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

     - If we acquire any asset from a "C" corporation (or any other corporation that generally is subject to full corporate-level tax) in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the "C" corporation's basis in the asset or to the basis of another asset (a "conversion transaction"), we will pay tax at the highest regular corporate rate applicable if we recognize any net built-in gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. With respect to conversion transactions that occurred on or after June 10, 1987, and before January 2, 2002, the rules described above will apply provided we make an election under the relevant Temporary Regulations. With respect to conversion transactions occurring on or after January 2, 2002, the rules described above will apply automatically.

REQUIREMENTS FOR QUALIFICATION

     A REIT is an entity that meets each of the following requirements:

          1.  It is managed by trustees or directors.

          2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

          3. It would be taxable as a domestic "C" corporation, but for the REIT provisions of the U.S. federal income tax laws.

          4. It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

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

          5. At least 100 persons are beneficial owners of its shares or ownership certificates.

          6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.

          7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

          8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

     We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the applicable requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts the ownership and transfer of the shares of common stock so that we should continue to satisfy these requirements.

     A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a "taxable REIT subsidiary." We own certain of our properties through subsidiaries. Each of our subsidiaries qualifies as a "qualified REIT subsidiary" under U.S. federal income tax law. Accordingly, for U.S. federal income tax purposes, our subsidiaries are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

     An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in an entity treated as a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a "subsidiary partnership"), will be treated as our assets and gross income for purposes of applying the various REIT qualification tests. We own membership interests in four joint ventures. We are also owners of a 50% interest in a property as tenants in common with a group of investors. Accordingly, our proportionate share of the assets, liabilities and items of income of the joint ventures and the tenancy in common will be treated as our assets and gross income for purposes of applying the various REIT qualification tests discussed in this section.

     A REIT may own up to 100% of the stock of a "taxable REIT subsidiary" ("TRS"). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate

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

level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT (or the REIT's tenants) that are not conducted on an arm's-length basis. We do not currently have any TRSs, but cannot foreclose the possibility of the formation of one or more TRSs in future taxable years.

INCOME TESTS

     We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of specific types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

     - rents from real property;

     - interest on debt secured by mortgages on real property, or on interests in real property;

     - dividends or other distributions on, and gain from the sale of, shares in other REITs; and

     - gain from the sale of real estate assets.

     Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from sales of property held primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

     A REIT will incur a 100% tax on the net income derived from any "prohibited transaction," which is a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business."

     While income from foreclosure property qualifies for purposes of satisfying the 75% and 95% gross income tests, we will be subject to tax at the maximum corporate rate on any income from such foreclosure property, other than any portion of such income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. "Foreclosure property" is any real property, including interests in real property, and any personal property incident to such real property:

     - that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on indebtedness that such property secured;

     - for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

     - for which the REIT makes a proper election to treat the property as foreclosure property.

     However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

     - on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

     - on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

     - which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

     We have no foreclosure property as of the date of this prospectus.

     Rent that we receive from real property that we own and lease to tenants will qualify as "rents from real property," which is qualifying income for purposes of both the 75% and 95% gross income tests, only if each of the following conditions is met:

     - The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

     - Neither we nor any direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as "rents from real property" if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space;

     - Not all of the rent received under a lease of real property will qualify as "rents from real property" if the rent attributable to the personal property leased in connection with such lease is more than 15% of the total rent received under the lease. If rent attributable to the personal property leased is more than 15% of the total rent received, none of the rent allocable to the personal property will be considered "rents from real property" for purposes of the 75% and 95% gross income tests. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property; and

     - We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

     We believe that the rents we receive meet all of these conditions.

     If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

     - our failure to meet such tests is due to reasonable cause and not due to willful neglect;

     - we attach a schedule of the sources of our income to our tax return; and

     - any incorrect information on such schedule is not due to fraud with intent to evade tax.

     We cannot predict, however, whether in any relevant circumstance we would qualify for the relief provisions referenced above. In addition, as discussed above in "-- Taxation," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

ASSET TESTS

     To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

     - cash or cash items, including certain receivables;

     - government securities;

     - interests in real property, including leaseholds and options to acquire real property and leaseholds;

     - interests in mortgages on real property;

     - stock in other REITs; and

     - investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt featuring at least a five-year term.

     Under the second asset test, except for (1) securities in the 75% asset class, (2) securities in a TRS or qualified REIT subsidiary, and (3) certain partnership interests and certain debt obligations:

     - not more than 5% of the value of our total assets may be represented by securities of any one issuer; and

     - we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

     In addition, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs.

     We believe that our existing assets are qualifying assets for purposes of the aforementioned asset tests. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of such asset tests. We will monitor the status of our acquired assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests.

     If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

     - we satisfied the asset tests at the end of the preceding calendar quarter; and

     - the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

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

     If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Although we own no TRSs currently, we may own up to 100% of the stock of one or more TRSs in the future. TRSs can perform activities unrelated to the businesses of our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. Should such an entity be organized, we and the relevant subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS itself. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. As noted above, no more than 20% of our assets can consist of securities of TRSs.

DISTRIBUTION REQUIREMENTS

     Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

     - the sum of (1) 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss; and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

     - the sum of certain items of non-cash income.

     We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

     We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

     - 85% of our REIT ordinary income for such year;

     - 95% of our REIT capital gain net income for such year; and

     - any undistributed taxable income from prior periods, then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See "-- Taxation of Taxable U.S. Stockholders," below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the foregoing annual distribution requirements.

     It is possible that, from time to time, we may experience timing differences between: (1) the actual receipt of income and actual payment of deductible expenses; and (2) the inclusion of that income and the deduction of such expenses in arriving at our REIT taxable income. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional shares of our stock to achieve the liquidity necessary to make the required distributions.

     Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such
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

deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

RECORDKEEPING REQUIREMENTS

     We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request information from our stockholders on an annual basis designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

FAILURE TO QUALIFY

     If we fail to qualify as a REIT in any taxable year, and no relief provision is available, we would be subject to U.S. federal income tax, any applicable alternative minimum tax, and state and local taxes in states where we are doing business, on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. Moreover, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable to them as dividend income. Under such circumstances and subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual stockholders may be able to treat the dividends as qualified dividend income taxable at long term capital gain rates pursuant to the Jobs and Growth Tax Act. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from being taxed as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether, under any applicable circumstances, we would qualify for any available statutory relief if we ever fail to qualify as a REIT.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As long as we qualify as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations with respect to such distributions. The term "U.S. stockholder" means a holder of our common stock that, for U.S. federal income tax purposes, is:

     - a citizen or resident of the U.S.;

     - an entity created or organized under the laws of the U.S. or of a political subdivision of the U.S.;

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

     - any trust with respect to which:

      - a U.S. court is able to exercise primary supervision over its administration; and

      - one or more U.S. persons have the authority to control all of its substantial decisions.

     A U.S. stockholder generally will recognize and be taxed on distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would, however, receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

     A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder's shares of our common stock. Instead, the distribution will reduce the adjusted tax basis of such shares of our common stock in the U.S. stockholder's hands. A U.S. stockholder will recognize and pay tax on a distribution in excess of both our current and accumulated earnings and profits and such stockholder's adjusted tax basis in its shares of common stock as long-term capital gain, or short-term capital gain if the shares of our common stock have been held by the stockholder for one year or less, assuming such shares of common stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock and then to dividends on our common stock. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specific date in any such month, such distribution may be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

     Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of each taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

TAXATION OF U.S. STOCKHOLDERS ON THE DISPOSITION OF OUR COMMON STOCK

     In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year, and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     The U.S. federal tax rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of such asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income for the 2003 tax year is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring after May 6, 2003 through December 31, 2008. A 20% tax rate applies to a sale or exchange of capital assets held for more than one year occurring on or before May 6, 2003. The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate whether such a distribution is taxable to our non-corporate stockholders at a 15%, 20% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% in 2003 with respect to distributions unless the holder:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

     - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

     A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "-- Taxation of Non-U.S. Stockholders," below.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares (by value) must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we would be deemed to derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares (by value) only if:

     - the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

     - we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

     - either

      - one pension trust owns more than 25% of the value of our shares; or

      - a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. WE URGE NON-U.S. STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, AND LOCAL INCOME TAX LAWS (AS WELL AS THE TAX LAWS OF THEIR HOME JURISDICTIONS) ON OWNERSHIP OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

     - a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

     - the non-U.S. stockholder files an IRS Form W-8 ECI with us claiming that the distribution is effectively connected income.

     A non-U.S. stockholder will not incur tax on a distribution that is in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of our common stock. Instead, the distribution will reduce the adjusted basis of such non-U.S. stockholder in those shares of common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of our common stock if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution, in fact, exceeded our current and accumulated earnings and profits.

     We must withhold 10% of any distribution to a non-U.S. stockholder that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

     For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special
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

provisions of the U.S. federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in U.S. real property and shares in corporations at least 50% of whose assets consists of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution to a non-U.S. stockholder that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its U.S. tax liability for the amount we withhold.

     A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding shares. We cannot assure you that that test will be met at all times or at any specific time. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of our common stock at all times during a specified testing period will not incur tax under FIRPTA if the shares of common stock are "regularly traded" on an established securities market. To the extent that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of the shares of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

     - the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same tax treatment as U.S. stockholders with respect to such gain; or

     - the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

NEW TAX LEGISLATION

     On May 28, 2003, the President signed into law the Jobs and Growth Tax Act. This new tax legislation reduces the maximum individual tax rate applicable to long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008) and reduces the maximum tax rate applicable to dividends generally from 38.6% to 15% (for tax years from 2003 through 2008). Without future congressional action, the maximum tax rate on long-term capital gains will return to 20% in 2009, and the maximum rate on dividends will move to 35% in 2009 and 39.6% in 2011. Because we are not generally subject to U.S. federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends will generally not be eligible for the new 15% tax rate on dividends. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rates applicable to ordinary income. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

     - your long-term capital gains, if any, recognized on the disposition of our common stock;

     - our distributions designated as long-term capital gain dividends (except to the extent attributable to "section 1250 property," in which case such distributions would continue to be subject to a 25% tax rate);

     - our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

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

     - our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

STATE AND LOCAL TAXES

     We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares of common stock.

                IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE

     THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. TAX CONSEQUENCES MAY VARY BASED UPON THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND APPLICABLE FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK.

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

                              PLAN OF DISTRIBUTION

     These securities may be sold directly by us, through dealers or agents designated from time to time, or to or through underwriters or may be sold directly by us for consideration consisting of goods and property, including real property, or through a combination of these methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, our net proceeds, any underwriting discounts and other items constituting underwriters' compensation, public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

     If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

     If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers may resell the securities to the public at varying prices, which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

     The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

     Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

     If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

     Any common stock sold pursuant to a prospectus supplement will be eligible for trading on the American Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.
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

                                 LEGAL MATTERS

     The validity of the common stock offered pursuant to this prospectus will be passed upon by McCarter & English, LLP.

                                    EXPERTS

     The consolidated financial statements of One Liberty Properties, Inc. and subsidiaries (collectively, the "Company") appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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                                3,250,000 SHARES

                         [ONE LIBERTY PROPERTIES LOGO]

                                  ONE LIBERTY
                                PROPERTIES, INC.

                                  COMMON STOCK

             -----------------------------------------------------

                             PROSPECTUS SUPPLEMENT
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                            FRIEDMAN BILLINGS RAMSEY

                              FERRIS, BAKER WATTS
                                  INCORPORATED

                           STIFEL, NICOLAUS & COMPANY
                                   INCORPORATED

                                          , 2003

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